SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Translation of registrant’s name into English)

Trintech Group PLC

Block C, Central Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Company contact is:

Joseph Seery

Block C, Central Park

Leopardstown

Dublin 18, Ireland

Tel: +353 1 293 9840

Fax: +353 1 293 9841

Email: joseph.seery@trintech.com

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Trintech Group PLC

Form 6-K

Table of Contents

On October 15, 2010, Trintech Group PLC signed the following documents relating to the recommended acquisition of the Company by a new company called Cerasus II Limited formed by a fund sponsored by Spectrum Equity Investors.

•	Transaction agreement

•	Expenses Reimbursement agreement

•	Irrevocable agreement

A copy of the above documents are attached hereto as Exhibit 99.7, 99.8 and 99.9, respectively, and incorporated herein by this reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/S/ JOSEPH SEERY
Joseph Seery
Vice President Finance, Group

Dated: October 20, 2010

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EXHIBIT INDEX

Exhibit No.	Description

99.7	Transaction Agreement between Trintech Group PLC and Cerasus II Limited dated October 15, 2010

99.8	Expenses Reimbursement Agreement between Trintech Group PLC and Cerasus II Limited dated October 15, 2010

99.9	Irrevocable Agreement (Proforma) (signed by directors) dated October 15, 2010

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Exhibit No. 99.7

CERASUS II LIMITED

AND

TRINTECH GROUP PLC

TRANSACTION AGREEMENT

A&L Goodbody

Dublin

THIS AGREEMENT is made on 15 October 2010 BETWEEN:

(1)	CERASUS II LIMITED a company incorporated in Ireland with registered number 490172 having its registered office at 5th Floor, 74 St. Stephen’s Green, Dublin 2, Ireland (the Offeror); and

(2)	TRINTECH GROUP PLC a company incorporated in Ireland with registered number 119798 having its registered office at Block C, Central Park, Leopardstown, Dublin 18, Ireland (Trintech).

RECITALS:

A.	The Offeror has agreed to make a proposal to acquire Trintech on the terms set out in the Rule 2.5 Announcement (as defined below).

B.	This Agreement sets out certain matters relating to the conduct of the Acquisition (as defined below) that have been agreed by the Parties.

C.	The Parties intend that the Acquisition will be implemented by way of the Scheme, although this may, subject to the consent of the Panel (where required) be switched to the Takeover Offer in accordance with the terms set out in this Agreement.

THE PARTIES AGREE AS FOLLOWS:

1.	INTERPRETATION

1.1.	Definitions

In this Agreement the following words and expressions shall have the meanings set opposite them:

Acquisition means the proposed acquisition by the Offeror of Trintech (whether by way of the Scheme or the Takeover Offer), as described in the Rule 2.5 Announcement;

Acquisition Documents means (i) any documents to be filed with or submitted to the High Court in connection with the Scheme or the Acquisition, (ii) any filings with or notifications to Relevant Authorities as are necessary or expedient for the implementation of the Acquisition, (iii) the Scheme Document and any other documents sent to Trintech Shareholders in connection with the Acquisition or the Scheme (including the Takeover Offer Document), (iv) the Optionholder Communication and (v) any other documents required to be sent or submitted to any third party in connection with the Acquisition or the Scheme;

Act means the Companies Act 1963, as amended;

Acting in Concert shall have the meaning given to that term in the Takeover Panel Act 1997;

Affiliate means with respect to any person, any other person controlling, controlled by or under common control with such person. As used in this definition, control (including, with its correlative meanings, controlled by and under common control with) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a person whether through the ownership of voting securities, by contract or otherwise;

Agreed Form means in relation to any document, the form of that document which has been initialled for the purpose of identification by or on behalf of each of the Parties;

Anti-Trust Regulatory Body has the meaning given to that term in clause 3.3.5.

Associate has the meaning given to that term in the Takeover Rules;

Board means the board of directors of Trintech (or, where a director is considered not to be independent for the purposes of Rule 3 or if restricted from voting on the Scheme or a Third Party Transaction Proposal at a meeting of the Board pursuant to the Articles of Association of Trintech, a duly constituted and authorised committee thereof consisting of all other directors);

Business Day means any day, other than a Saturday, Sunday or public holiday in Ireland or in the State of New York;

Clearances means all consents, clearances, permissions and waivers that need to be obtained, all applications and filings that need to be made and all waiting periods that may need to have expired, from or under the laws, regulations or practices applied by any Relevant Authority in connection with the implementation of the Scheme and/or the Acquisition and, in each case, that constitute Conditions; and any reference to Conditions having been “satisfied” shall be construed as meaning that the foregoing have been obtained, or where appropriate, made or expired in accordance with the relevant Condition;

Completion has the meaning given to that term in clause 8.1.1;

Completion Date means the date Completion occurs;

Conditions means the conditions to the Scheme and the Acquisition set out in Appendix I to the Rule 2.5 Announcement and Condition means any one of the Conditions;

Counsel’s Opinion means the written opinion of a counsel of at least 10 years standing, such opinion to be given in favour of the Board and/or Trintech and a copy provided contemporaneously to the Offeror;

Court Hearing means the hearing by the High Court of the petition to sanction the Scheme under Section 201 of the Act;

Court Meeting means the meeting or meetings of the Trintech Shareholders (and any adjournment thereof) convened by order of the High Court pursuant to Section 201 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment);

Court Meeting Record Time means 5.00 pm (Dublin) on the Business Day which falls two days before the date of the Court Meeting;

Court Order means the order or orders of the High Court sanctioning the Scheme under Section 201 of the Act and confirming the reduction of capital that forms part of it under Sections 72 and 74 of the Act;

Credit Agreement means the credit agreement, dated on or around the date of this Agreement, by and among the Offeror as Borrower, the Lenders party thereto and Wells Fargo Capital Finance, LLC as Agent, as the same may be amended, restated, supplemented or otherwise modified from time to time but as in effect on the date of this Agreement;

Effective Date means the date on which the Scheme becomes effective in accordance with its terms;

Effective Time means the time on the Effective Date at which the Court Order and a copy of the minute required by Section 75 of the Act are registered by the Registrar of Companies;

EGM Resolutions means the resolutions to be proposed at the EGM for the purposes of approving and implementing the Scheme and such other matters as Trintech determines to be necessary or desirable for the purposes of implementing the Acquisition and the Scheme;

Escrow Claim means any claim, threatened claim (whether or not notified in writing), contingent claim, potential claim or any fact, matter or circumstance which can reasonably be expected to result in a claim, against: (i) the $4 million escrow in respect of indemnities and (ii) the $2 million “special escrow”, in each case maintained pursuant to the terms of a share purchase agreement dated 2 March 2010 among The Advisory Board Company, Slan Limited (a member of the Trintech Group) and Trintech;

Exchange Act means the United States Securities Exchange Act of 1934, as amended, and the regulations thereunder;

Exercise Deadline shall mean 5pm on the day before the Court Hearing;

Expenses Reimbursement Agreement means the expenses reimbursement agreement dated on or around the date of this Agreement between the Offeror and Trintech, the terms of which have been approved by the Panel;

Extraordinary General Meeting or EGM means the extraordinary general meeting of the Trintech Shareholders (and any adjournment thereof) to be convened in connection with the Scheme, expected to be held as soon as the preceding Court Meeting shall have been concluded or adjourned;

Group in relation to any body corporate, means any bodies corporate which are holding companies or subsidiaries or subsidiary undertakings (as such terms are defined in the Act and the European Communities (Companies: Group Accounts) Regulations 1992, respectively) of it or of any such holding company;

High Court means the High Court of Ireland;

Holding Company has the meaning given to that term by Section 155, Companies Act 1963;

Indemnified Parties has the meaning given to that term in clause 7.1.2;

Independent Board means Dr. Jim Mountjoy, Trevor D. Sullivan, Kevin C. Shea and Robert M. Wadsworth;

Ireland or Republic of Ireland means Ireland excluding Northern Ireland and the word “Irish” shall be construed accordingly;

Listing Rules means the listing rules of NASDAQ as amended from time to time;

Loan Agreement means the loan agreement dated on or around the date of this Agreement between the Offeror and Trintech Group Finance Limited;

NASDAQ means the market known as the Nasdaq Global Market on which the Trintech ADS are quoted;

Non-Participating Third Party means any third party other than a party (including its Associates) that: (i) has executed a non-disclosure agreement with Trintech and, (ii) has received non-public information from Trintech, and (iii) has submitted a bid letter, indication of interest letter or some such similar document at any time on or prior to the date of this Agreement, in each case, in connection with a proposed acquisition of some or all of the issued share capital of the Company;

Non-Solicitation Period has the meaning given to that term in clause 5.6.1;

Northern Ireland means the counties of Antrim, Armagh, Derry, Down, Fermanagh and Tyrone on the island of Ireland;

Optionholder Communication means the joint communication by Trintech and the Offeror to the holders of purchase rights under the Trintech Employee Share Purchase Plan and to the holders of Trintech Options under the Trintech Share Option Plans and including the proposal to be made by the Offeror pursuant to Rule 15 of the Takeover Rules, it being acknowledged that the Optionholder Communication may comprise one or more documents tailored for the participants of the relevant share plans;

Options Schedule means the list of Trintech Options as at the date of this Agreement as provided by Trintech and set out in Schedule 2 hereto;

Panel means the Irish Takeover Panel;

Parties means Trintech and the Offeror and Party shall mean either of them (as the context requires);

Petition means the petition to the Court seeking the Court Order;

Proceedings has the meaning given to that term in clause 10.7.2;

Record Date means the date which falls on the Business Day two days before the date of the Court Meeting;

Registrar of Companies means the Registrar of Companies in Dublin;

Relevant Authority means any Irish or United States federal commission, board, body, bureau, or other regulatory authority or agency, including courts and other judicial bodies, or any Irish or United States competition, anti-trust or supervisory body or other governmental, regulatory agency or body or securities exchange including and instrumentality or entity designed to act for or on behalf of any of the foregoing;

Relevant Entity means a body corporate in respect of which either the Offeror (a) has a majority of the shareholders’ or members’ voting rights; or (b) is a shareholder or member and at the same time has the right to appoint or remove a majority of the members of its board of directors; or (c) is a shareholder or member and alone controls a majority of the shareholders’ or members’ voting rights pursuant to an agreement entered into with other shareholders or members;

Representatives means the directors, officers, employees, agents, investment bankers, financial advisors, legal advisors, accountants, brokers, finders, consultants or representatives of Trintech, the Offeror, or of any of their respective Subsidiaries, as the case may be;

Resolutions means the resolutions to be proposed at the EGM and Court Meeting to effect the Scheme, which will be set out in the Scheme Document, other than any adjournment resolution;

Revised Acquisition means an offer or proposal which would provide equal or more favourable financial value and terms (including as to the price per Trintech ADS and price per Trintech Share) to Trintech Shareholders in comparison to a Superior Proposal;

RIS means a Regulatory Information Service as defined in the Takeover Rules;

Rule 2.5 Announcement means the announcement in the Agreed Form to be made by the Parties pursuant to Rule 2.5 of the Takeover Rules;

Scheme or Scheme of Arrangement means the proposed scheme of arrangement under Section 201 of the Act and the capital reduction under Sections 72 and 74 of the Act to effect the Acquisition, in such terms as Trintech may determine in accordance with the provisions of clause 3.1, including any revision thereof;

Scheme Consideration means the consideration payable to Trintech Shareholders under the Scheme;

Scheme Document means a document to be distributed to Trintech Shareholders and, for information only, to the holders of purchase rights under the Trintech Employee Share Purchase Plan and to Trintech Optionholders containing (i) the Scheme, (ii) the notice or notices of the Court Meeting and EGM, (iii) an explanatory statement as required by Section 202 of the Act with respect to the Scheme, (iv) such other information as may be required or necessary pursuant to the Act, the Takeover Rules, the Exchange Act or the Listing Rules, and (v) such other information as Trintech and the Offeror shall agree;

Scheme Recommendation means the recommendation of the Board that Trintech Shareholders vote in favour of the Resolutions;

SEC means the United States Securities and Exchange Commission;

Securities Act means the United States Securities Act of 1933, as amended, and the regulations thereunder;

Subsidiary has the meaning given to that term by Section 155, Companies Act 1963;

subsidiary undertaking has the meaning given to that term in the European Communities (Companies: Group Accounts) Regulations 1992;

Superior Proposal means a bona fide Third Party Transaction Proposal which the Board (or a duly authorised committee thereof) consider, acting in good faith and after consultation with their legal and financial advisers, is likely to be completed in accordance with its terms taking into account all financial, regulatory and other aspects of such proposal (including the ability of the proposing party to consummate the transactions contemplated by such proposal) and which at the time of announcement would be more favorable than the Acquisition from a financial point of view for Trintech Shareholders, and which the Board (or a duly authorised committee thereof) decides to recommend;

Superior Proposal Notice has the meaning given to that term in clause 5.8.2;

Takeover Offer means an offer for the entire issued and to be issued share capital of Trintech (other than any Trintech Shares held by the Offeror (if any)) including any amendment or revision thereto, the full terms of which will be set out in the Takeover Offer Document or (as the case may be) any revised offer document(s);

Takeover Offer Document means, if following the date of this Agreement the Offeror elects to implement the Acquisition by way of the Takeover Offer in accordance with clause 3.6, the document to be despatched to Trintech Shareholders and others by the Offeror (or such other entity as it may elect) containing, amongst other things, the Takeover Offer, the Conditions (so far as applicable) and certain information about the Offeror and Trintech and, where the context so admits, includes any form of acceptance, election, notice or other document reasonably required in connection with the Takeover Offer;

Takeover Rules means the Irish Takeover Panel Act 1997, Takeover Rules 2007, as amended;

Third Party Transaction Proposal means any proposal or offer for the acquisition of control (as defined in the Takeover Rules) of Trintech, or any other transaction that involves a change of control of Trintech through the acquisition of more than 50% of the voting and other equity securities of Trintech Shares (whether by acquiring any interest in Trintech Ordinary Shares or Trintech ADS), or a disposal or acquisition of more than 50% of the assets of Trintech (taken as a whole) or a share exchange of Trintech Shares for shares in another company or body corporate;

Timetable shall have the meaning given to that term in clause 2.2.1;

Trintech ADS means American Depositary Shares each representing two Trintech Ordinary Shares and which are admitted to trading on NASDAQ;

Trintech Employee Share Purchase Plan means the Trintech Group plc 2009 Employee Share Purchase Plan for US employees;

Trintech Group means Trintech, any Subsidiary of Trintech, any Holding Company of Trintech and any Subsidiary of any such Holding Company;

Trintech Optionholders means the holders of Trintech Options;

Trintech Options means the outstanding options to subscribe for Trintech Shares pursuant to the Trintech Share Option Plans which, as at the date of this Agreement, are as set out in the Options Schedule;

Trintech Ordinary Shares means the Ordinary Shares of $0.0027 each in the capital of Trintech;

Trintech Shares means the Trintech Ordinary Shares and/or the Trintech ADS;

Trintech Shareholders means the holders of Trintech Ordinary Shares or Trintech ADS, as the context so requires;

Trintech Share Option Plans means the Trintech Group plc Share Option Plan 2007, the Trintech Group plc Share Option Plan for Directors and Consultants 2007, the Trintech Group Limited Share Option 1997 Scheme and the Trintech Group plc Directors and Consultants Share Option 1998 Scheme;

United States or US means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and any other territory subject to its jurisdiction; and

US$ means the lawful currency from time to time of the United States.

1.2.	Construction

1.2.1.	In this Agreement words such as “hereunder”, “hereto”, “hereof” and “herein” and other words commencing with “here” shall, unless the context clearly indicates to the contrary, refer to the whole of this Agreement and not to any particular section or clause thereof.

1.2.2.	Save as otherwise provided herein, any reference herein to a section, clause, schedule or paragraph shall be a reference to a section, sub-section, clause, sub-clause, paragraph or sub-paragraph (as the case may be) of this Agreement.

1.2.3.	Any reference to any provision of any legislation shall include any modification re-enactment or extension thereof (provided that, as between the parties, no such modification or extension made after the date of this Agreement shall apply for the purpose of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of any party) and shall also include any subordinate legislation made from time to time under such provision. Any reference to any provision of any legislation, unless the context clearly indicates to the contrary, shall be a reference to legislation of Ireland.

1.2.4.	In this Agreement, the masculine gender shall include the feminine and neuter and the singular number shall include the plural and vice versa. References to persons shall include natural persons, firms, bodies corporate, unincorporated associations and partnerships, organisations, governments, states, foundations and trusts (in each case whether or not having separate legal personality).

1.2.5.	In this Agreement reference to the word “person” is deemed to include references to natural persons, firms, partnerships, companies, corporations, associations, bodies corporate, trusts and investment funds (in each case whether or not having a separate legal personality).

1.2.6.	Any reference to an Irish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Ireland, be deemed to include a reference to what most nearly approximates in that jurisdiction to the Irish legal term.

1.2.7.	Any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.2.8.	Any undertaking by any party not to do any act or thing shall be deemed to include an undertaking not to permit or suffer the doing of that act or thing.

1.3.	Captions

The headings or captions to the clauses in this Agreement are inserted for convenience of reference only and shall not be considered a part of or affect the interpretation or construction thereof.

1.4.	Time

References to times are to Irish times unless otherwise specified.

2.	RULE 2.5 ANNOUNCEMENT, SCHEME AND OPTIONHOLDER COMMUNICATION

2.1.	Rule 2.5 Announcement

2.1.1.	The Offeror confirms that its board of directors (or a duly authorised committee thereof) has approved the contents and release of the Rule 2.5 Announcement.

2.1.2.	Trintech confirms that the Board considers that the terms of the Scheme are fair and reasonable and that the Board has resolved to recommend to Trintech Shareholders that they vote in favour of the Resolutions. The recommendation of the Board that Trintech Shareholders vote in favour of the Resolutions, and the related opinion of the financial advisers to the Board, are set out in the Rule 2.5 Announcement and shall be incorporated in the Scheme Document and any other document sent to Trintech Shareholders in connection with the Acquisition to the extent required by the Takeover Rules. Nothing in this clause 2.1.2 shall require Trintech or the Board to take, or procure the taking of, any action where the Board determines in good faith, after consultation with its financial advisers and receipt of a Counsel’s Opinion, that their fiduciary duties require them not to take or procure the taking of such action.

2.1.3.	Irrevocable undertakings to vote in favour of the Resolutions, in the Agreed Form, executed in favour of the Offeror by each of the members of the Board, in respect of inter alia their entire beneficial shareholding in Trintech, have been delivered to the Offeror at the date of this Agreement.

2.1.4.	Promptly following the release of the Rule 2.5 Announcement, Trintech shall request irrevocable undertakings from certain of Trintech’s institutional shareholders holding in aggregate more than 24% of the issued share capital of Trintech to vote in favour of the Resolutions.

2.1.5.	Forthwith upon the execution of this Agreement, the Parties shall, in accordance with, and for the purposes of, the Takeover Rules, procure the release of the Rule 2.5 Announcement to a RIS as soon as reasonably practicable and no event by no later than 1700 (Eastern Standard time) on 15 October 2010, or such later time as may be agreed between the Parties in writing.

2.1.6.	The Parties acknowledge that, forthwith upon the execution of this Agreement, the Loan Agreement will be entered into by the parties to it.

2.2.	Scheme

2.2.1.	Trintech and the Offeror agree to cooperate to put the Scheme to the Trintech Shareholders in the manner set out in clause 3 and, subject to the passing of the Resolutions, in each case by the requisite majorities, Trintech will, in the manner set out in clause 3, petition the High Court to sanction the Scheme so as to facilitate the implementation of the Acquisition. Each of the Parties shall use all of its reasonable efforts to adhere to the indicative timetable set forth in Schedule 1 hereto, as may be amended by mutual agreement between the Parties (the Timetable).

2.2.2.	The Offeror agrees that it will participate in the Scheme, as proposed by Trintech to the Trintech Shareholders, and that it shall, subject to the requisite Trintech Shareholder and High Court approvals, effect the Acquisition through the Scheme on the terms set out in this Agreement and the Scheme Document.

2.2.3.	Each of the Offeror and Trintech agree that it shall fully and promptly perform all of the obligations required of it in respect of the Acquisition on the terms set out in this Agreement and/or the Scheme and each will use all of its reasonable efforts to take such other steps as are reasonably required of it for the proper implementation of the Scheme, including, without limitation, those required of it pursuant to this Agreement in connection with Completion.

2.3.	Trintech Options

Subject to the posting of the Scheme Document in accordance with clause 3.1, the Parties agree that the Optionholder Communication will be sent to Trintech Optionholders in respect of their Trintech Options and to the holders of purchase rights under the Trintech Employee Share Purchase Plan in accordance with clause 4 and Rule 15 of the Takeover Rules.

3.	IMPLEMENTATION OF THE SCHEME

3.1.	Responsibilities of Trintech

Trintech shall:

3.1.1.	be responsible for the preparation of (and, subject as hereinafter provided, entitled to determine the final form of) the Scheme Document and all other documentation necessary to effect the Scheme and to convene the EGM and Court Meeting;

3.1.2.	for the purpose of implementing the Scheme, instruct a barrister (of senior counsel standing) (the identity of whom has been made known to the Offeror prior to the execution of this Agreement) and provide the Offeror and its advisers with the opportunity to attend any meetings with such barrister to discuss substantive matters pertaining to the Scheme and any issues arising in connection with it;

3.1.3.	as promptly as practicable after the date of this Agreement, and in any event no later than November 12 2010, Trintech shall prepare and, save as otherwise agreed or as hereinafter provided, cause to be filed with the Panel the Scheme Document provided that neither Trintech nor any of its Representatives shall have any responsibility or liability for any failure to meet this date where Trintech has used all reasonable efforts to achieve this date or where the failure to do so was caused or contributed to by persons or circumstances outside of its control;

3.1.4.	as promptly as practicable, notify the Offeror of any other matter of which it becomes aware which would reasonably be expected to materially delay or prevent filing of the Scheme Document or implementation of the Scheme or the Acquisition as the case may be, and take all reasonable steps to resolve any such matter, unless the Board determines in good faith after consultation with its financial advisors and receipt of a Counsel’s Opinion that the Board’s fiduciary duties require otherwise;

3.1.5.	as promptly as practicable, notify the Offeror upon the receipt of any comments from the Panel or any request from the Panel for amendments or supplements to the Scheme Document and the related forms of proxy, cause all filings required on the part of Trintech to be filed or furnished with the SEC, insofar as lies within its powers of procurement, to be so filed or furnished and provide the Offeror with copies of all written correspondence with the Panel, and shall keep the Offeror reasonably informed (but not requiring either Party to communicate with the other or its Representatives more than once in any day) of all discussions between Trintech and its Representatives, on the one hand, and the Panel, on the other hand to the extent such written correspondence and/or discussions relate to the Scheme, the Scheme Document, this Agreement, the Expenses Reimbursement Agreement or any issue, matter, consent or approval sought from the Panel in connection with the Scheme (but not, for the avoidance of doubt, relating to any Third Party Transaction Proposal or proposed change in the Scheme Recommendation in relation thereto) provided always that any correspondence or other information required to be provided under this clause 3.1.4 may be redacted:

(a)	to remove references concerning the valuation of the businesses of Trintech;

(b)	as necessary to comply with contractual obligations; and

(c)	as necessary to address reasonable privilege or confidentiality concerns;

3.1.6.	prior to filing or despatch of the Scheme Document, or any amendment or supplement thereto (other than any of the foregoing relating to any Third Party Transaction Proposal or proposed change in the Scheme Recommendation in relation thereto), or responding to any comments of the Panel with respect thereto, Trintech shall:

(a)	promptly provide the Offeror with a reasonable opportunity to review and comment on such document or response; and

(b)	promptly discuss with the Offeror and include in such document or response all comments reasonably and promptly proposed by the Offeror and which it would be reasonable for Trintech to accept; and

(c)	not file such document with the Panel prior to receiving the approval of the Offeror, where such approval has not been unreasonably withheld, conditioned or delayed.

3.1.7.	provide the Offeror with first complete drafts of any and all pleadings, affidavits, petitions and other filings prepared by Trintech for submission to the High Court in connection with the Scheme, and Trintech shall afford the Offeror reasonable opportunities to review and make comments on all such documents and will accommodate such comments to the extent it, acting reasonably, considers these to be appropriate and shall not file any such document with the High Court prior to receiving the approval of the Offeror, such approval not to be unreasonably withheld, conditioned or delayed;

3.1.8.	promptly and using all reasonable efforts to make all necessary applications to the High Court in connection with the implementation of the Scheme (including issuing appropriate proceedings requesting the High Court to order that the Court Meeting be convened as soon as possible following the publication of the Rule 2.5 Announcement), and using all reasonable efforts so as to ensure (insofar as possible) that these are made in accordance with the Timetable and in any event so as to ensure that the hearing of such proceedings occurs as soon as practicable in order to facilitate the despatch of the Scheme Document and seek such directions of the High Court as it considers necessary or desirable in connection with such Court Meeting;

3.1.9.	procure the publication of the requisite advertisements and despatch of the Scheme Document (in a form acceptable to the Panel) and the forms of proxy for the use at the Court Meeting and the EGM (the form of which shall be agreed between the Parties) (a) to Trintech Shareholders on the register of members of Trintech on the record date as agreed with the High Court, as soon as possible and in any event within five (5) Business Days after the approval of the High Court to despatch the documents being obtained, and (b) to the holders of purchase rights under the Trintech Employee Share Purchase Plan and the Trintech Optionholders on such date, for information only, as soon as is reasonably practicable after the approval of the High Court to despatch the documents being obtained, and thereafter shall publish and/or post such other documents and information (the form of which shall be agreed between the Parties) as the High Court and/or the Panel may approve or direct from time to time in connection with the implementation of the Scheme in accordance with applicable law as soon as possible and in any event within five (5) Business Days after the approval of the High Court and/or the Panel to publish or post such documents being obtained provided that neither Trintech nor any of its Representatives shall have any responsibility or liability for any failure to meet any of the timelines provided for in this clause 3.1.8 where Trintech has used all reasonable efforts to achieve this date or where the failure to do so was caused or contributed to by persons or circumstances outside of its control;

3.1.10.	subject to the obligations of the Board under the Takeover Rules, and unless the Board determines in good faith after consultation with its outside legal counsel and its financial advisors that the Board’s fiduciary duties require otherwise, will procure that the Scheme Document shall include the Scheme Recommendation;

3.1.11.	include in the Scheme Document a notice convening the EGM to be held immediately following the Court Meeting to consider and, if thought fit, approve the EGM Resolutions;

3.1.12.	prior to the Court Meeting, keep the Offeror informed on a daily basis in the two (2) weeks prior to the Court Meeting, of the number of proxy votes received in respect of resolutions to be proposed at the Court Meeting and/or the EGM and the identity of the Trintech Shareholders who have cast such votes;

3.1.13.	subject to clause 3.5, hold the Court Meeting and the EGM on the date set out in the Scheme Document or such later date as may be agreed in writing between the Parties, and in such a manner as shall be approved by the High Court and/or the Panel and propose the Resolutions without any amendments, unless such amendments have been agreed in writing with the Offeror, such agreement not to be unreasonably withheld or delayed;

3.1.14.	promptly following the Court Meeting and the EGM (assuming approval of the Resolutions by the requisite majorities), present the Petition to the High Court and issue a notice of motion for directions and file any grounding affidavits required requesting the High Court to issue directions in relation to the hearing of the Petition;

3.1.15.	promptly after the issue of directions by the High Court, take steps to comply with the same and proceed with the Petition to obtain the Court Order and take any other action reasonably necessary to make the Scheme effective including reconvening the Court Meeting and other necessary shareholder meetings if so required by the High Court;

3.1.16.	subject to the obligations of the Board under the Takeover Rules, and unless the Board determines in good faith after consultation with its financial advisors and receipt of a Counsel’s Opinion that, to do otherwise, would reasonably be expected to result in a breach of the fiduciary duties of the Board, use all commercially reasonable efforts to achieve satisfaction of all of the Conditions;

3.1.17.	following the Court Meeting and EGM, assuming the Resolutions are duly passed (including by the requisite majorities required under Section 201 of the Act in the case of the Court Meeting), take all necessary steps on the part of Trintech and prepare and issue, serve and lodge all such court documents and seek the sanction of the High Court to the Scheme as soon as possible thereafter;

3.1.18.	save in respect of any Trintech Shares issued for the purpose of satisfying the terms of a Trintech Option set out in the Options Schedule or purchase rights granted under the Trintech Employee Share Purchase Plan, not allot any Trintech Shares between the Court Meeting Record Time and the Effective Time; and

3.1.19.	take such other steps as are reasonably required of it for the proper implementation of the Scheme, including, without limitation, those required of it pursuant to this Agreement in connection with Completion.

3.2.	Responsibilities of the Offeror

The Offeror shall:

3.2.1.	if required, undertake to the High Court to be bound by the terms of the Scheme insofar as it relates to the Offeror;

3.2.2.	use all reasonable endeavours to procure that any Relevant Entity, identified as having any interest in any Trintech Shares shall exercise all rights in respect of its Trintech Shares so as to implement the Scheme including to vote or, if required by law, the High Court, the Takeover Rules or other rules, to refrain from voting, at any Court Meeting and/or EGM as the case may be;

3.2.3.	procure that the other members of its Group and, insofar as lies within its power or procurement, its Representatives, take all such steps as are necessary or desirable in order to implement the Scheme;

3.2.4.	keep Trintech informed and consult with Trintech as to the performance of the obligations and responsibilities required of it and as to any developments relevant to the proper implementation of the Scheme;

3.2.5.	afford all such co-operation and assistance as may reasonably be requested of it by Trintech in respect of the preparation and verification of any document or in connection with any application, Clearance, confirmation or consent required for the implementation of the Scheme including (without limitation) the provision to Trintech of such information and confirmation relating to it, its subsidiaries and any of its or their respective directors or employees as Trintech may reasonably request and to do so in a timely manner and assume responsibility for the information relating to it contained in the Scheme Document or any other document sent to the Trintech Shareholders or filed with the High Court or in any announcement;

3.2.6.	review and provide comments (if any) in a timely manner on all documentation submitted to it;

3.2.7.	use all reasonable efforts to achieve satisfaction of all of the Conditions as soon as practicable; and

3.2.8.	take such other steps as are reasonably required of it for the proper implementation of the Scheme, including, without limitation, those required of it pursuant to this Agreement in connection with Completion.

3.3.	Mutual Responsibilities of the Parties

3.3.1.	If Trintech or the Offeror becomes aware of any information that, pursuant to the Takeover Rules or the Act or the Exchange Act, should be disclosed in an amendment or supplement to the Scheme Document, then the Party becoming so aware shall promptly inform the other Party thereof and the Parties shall cooperate with each other in filing such amendment or supplement with the Panel, and, if required, the SEC and/or the High Court and, if appropriate, in mailing such amendment or supplement to the Trintech Shareholders and, for information only, to the Trintech Optionholders and the holders of purchase rights under the Trintech Employee Share Purchase Plan.

3.3.2.	Each of Trintech and the Offeror shall use all of its reasonable efforts to:

(a)	take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby (including, without limitation, the Acquisition) as promptly as practicable including, without limitation, those required of them respectively pursuant to this Agreement in connection with Completion;

(b)	as promptly as practicable, obtain from any Relevant Authority any Clearances required to be obtained or made by it or any of their respective Subsidiaries in connection with the authorisation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Acquisition) as soon as practicable;

(c)	as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Acquisition required of them under (A) the Takeover Rules and the Act, (B) the High Court, (C) the Exchange Act and any other applicable United States federal or state securities laws, and (D) any applicable legal or regulatory requirement (including any legal or regulatory requirement of any Regulatory Authority); and

(d)	execute or deliver any additional instruments as are reasonably required of it and are necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement (including, without limitation, the Acquisition).

3.3.3.	Each of Trintech and the Offeror shall promptly give (or shall cause their respective Subsidiaries to give) any notices to third parties and use, and cause each of their respective Subsidiaries to use, all reasonable efforts to obtain any third party Clearances required on behalf of such Party or any of its Subsidiaries in connection with the Acquisition that are necessary to consummate the transactions contemplated hereby, it being understood that neither Trintech nor the Offeror nor any of their respective Subsidiaries shall be required to make any material payments, other than filing or other fees payable to a Relevant Authority for seeking the relevant Clearance, in connection with the fulfilment of its obligations under this clause 3.3.3.

3.3.4.	Each of the Offeror and Trintech shall save where prohibited by applicable law:

(a)	promptly advise each other of any material written communication received by it, or by any Subsidiary of it, from any Relevant Authority or third party whose consent or approval is required for consummation of the transactions contemplated by this Agreement;

(b)	to the extent practicable, not participate in any substantive meeting or discussion with any Relevant Authority in respect of any filing, investigation, or inquiry concerning this Agreement or the transactions contemplated by this Agreement unless it consults with the other Party in advance, and, to the extent permitted by such Relevant Authority, give the other Party the opportunity to attend in each such case, notifying the Offeror as soon as reasonably practicable in advance of any relevant meeting or discussion, as the case may be; and

(c)	except in connection with any Third Party Transaction Proposal or proposed change in the Scheme Recommendation in relation thereto, promptly furnish the other Party with copies of all material correspondence, filings and written communications between them and their Subsidiaries and advisers, on the one hand, and any Relevant Authority or its respective staff, on the other hand, with respect to this Agreement, the Scheme and the Acquisition, except that materials may be redacted: (i) to remove references concerning the valuation of the businesses of Trintech or the Offeror; (ii) as necessary to comply with contractual obligations; and (iii) as necessary to address reasonable privilege or confidentiality concerns.

Neither the Offeror nor Trintech shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Relevant Authority without the consent of the other Party, which consent shall not be unreasonably withheld or delayed.

3.3.5.	Each Party shall promptly provide such information as may reasonably be requested by any competition or anti-trust regulatory body or authority (Anti-Trust Regulatory Body) following any filing or notification with/to any such Anti-Trust Regulatory Body and shall negotiate with any such Anti-Trust Regulatory Body in relation to any undertakings, orders, agreements or commitments which any such Anti-Trust Regulatory Body requires to facilitate the Acquisition, and shall use all of its respective reasonable efforts to ensure that such negotiations shall be concluded at least five (5) Business Days prior to the date specified in clause 9.1.1 or such other date as is agreed between the Parties and (if required) consented to by the High Court and (if required) the Panel.

3.3.6.	Nothing in this clause 3.3 or in any other provision of this Agreement shall require Trintech or any Subsidiary of Trintech to enter into any agreement, undertaking or other obligation that would become effective or binding on them or any of them prior to the Effective Time.

3.4.	Dealings with the Panel

3.4.1.	Each of the Parties will promptly provide such assistance and information as may reasonably be required by the other Party for the purposes of, or in connection with, any correspondence or discussions with the Panel in connection with the Acquisition and/or the Scheme.

3.4.2.	Each of the Parties will where possible give the other reasonable prior notice of any proposed discussion, correspondence or other exchanges by it or its Representatives with the Panel (otherwise than, for the avoidance of doubt, in connection with any Third Party Transaction Proposal or proposed change in the Scheme Recommendation in relation thereto), or proposed change in consideration to be offered under the Scheme, or amendment to be proposed to the Scheme in connection therewith and afford the other reasonable opportunities to review and make comments and suggestions with respect to the same and accommodate such comments and suggestions to the extent that such Party, acting reasonably, considers these to be appropriate and keep the other reasonably informed of all such discussions, correspondence or other exchanges that it or its Representative(s) have with the Panel and shall provide copies of all written submissions it makes to the Panel and copies (or, where verbal, details) of the Panel responses thereto provided always that any correspondence or other information required to be provided under this clause 3.4.2 may be redacted:

(a)	to remove references concerning the valuation of the businesses of Trintech;

(b)	as necessary to comply with contractual obligations; and

(c)	as necessary to address reasonable privilege or confidentiality concerns.

3.4.3.	Trintech undertakes, if so requested by the Offeror, to promptly issue its written consent to the Offeror and to the Panel in respect of any application made by the Offeror to the Panel:

(a)	to redact any commercially sensitive or confidential information specific to the Offeror’s financing arrangements for the Acquisition (the Offeror Financing Information) from any documents that the Offeror is required to display pursuant to Rule 26(b)(xi) of the Takeover Rules;

(b)	for a derogation from the requirement under the Takeover Rules to disclose the Offeror Financing Information in the Scheme Document, any supplemental document or other document sent to Trintech Shareholders, the holders of purchase rights under the Trintech Employee Share Purchase Plan or the Trintech Optionholders pursuant to the Takeover Rules.

3.4.4.	Nothing in this Agreement shall in any way limit the Parties’ obligations under the Takeover Rules.

3.5.	No Scheme Amendment by Company; Cancellation Scheme

Save as required by clause 3.6 below, law, the High Court, the Panel or the SEC and except in connection with a Third Party Transaction Proposal or proposed change in the Scheme Recommendation in relation thereto, Trintech shall not seek to:

3.5.1.	amend the Scheme;

3.5.2.	adjourn the Court Meeting or the EGM; or

3.5.3.	amend the Resolutions (in each case, in the form set out in the Scheme Document);

after despatch of the Scheme Document without the consent of the Offeror (such consent not to be unreasonably withheld, conditioned or delayed).

3.6.	Switching to a Takeover Offer

3.6.1.	In the event that the Offeror considers (in its absolute discretion) that a competitive situation exists or may arise in connection with the Acquisition, the Offeror may elect (and with the Panel’s consent, if required), to implement the Acquisition by way of the Takeover Offer (rather than the Scheme), whether or not the Scheme Document has been posted.

3.6.2.	If the Offeror elects to implement the Acquisition by way of the Takeover Offer, Trintech undertakes to provide the Offeror as soon as reasonably practicable with all such information about the Trintech Group (including directors and their connected persons) as may reasonably be required for inclusion in the Takeover Offer Document and to provide all such other assistance as may reasonably be required by the Takeover Rules in connection with the preparation of the Takeover Offer Document, including access to, and ensuring the provision of reasonable assistance by, its management and relevant professional advisers.

3.6.3.	If the Offeror elects to implement the Acquisition by way of the Takeover Offer, Trintech agrees:

(1)	that the Takeover Offer Document will contain provisions in accordance with the terms and conditions set out in the Rule 2.5 Announcement, the relevant Conditions and such other further terms and conditions as agreed (including any modification thereto) between the Offeror and Trintech;

(2)	to co-operate and consult with the Offeror in the preparation of the Takeover Offer Document or any other document or filing which is required or which the Offeror reasonably considers to be necessary or appropriate for the purposes of implementing the Acquisition;

(3)	that subject to the obligations of the Board under the Takeover Rules, and unless the Board determines in good faith after consultation with its outside legal counsel and its financial advisors that, to do otherwise, would reasonably be expected to result in a breach of the Board’s fiduciary duties, the Takeover Offer Document and any Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Takeover Offer shall incorporate a [unanimous] and unqualified recommendation to the holders of the Trintech Shares from the Board (or a duly authorised committee thereof) to accept the Takeover Offer, as they shall do in respect of their own holdings of Trintech Shares and such recommendation will not be withdrawn, adversely modified or qualified.

3.6.4.	If it the Offeror elects to implement the Acquisition by way of the Takeover Offer, the parties mutually agree:

(1)	to prepare and file with, or submit to, the SEC all documents, amendments and supplements required to be filed therewith or submitted thereto pursuant to the Exchange Act, and each party shall have reasonable opportunities to review and make comments on all such documents, amendments and supplements and, following accommodation of such comments and approval of such documents, amendments and supplements by the other party, which shall not be unreasonably withheld, conditioned or delayed, file or submit, as the case may be, such documents, amendments and supplements with or to the SEC;

(2)	to provide the other party with any comments received from the SEC on any documents filed by it with the SEC promptly after receipt thereof; and

(3)	to provide the other party with reasonable prior notice of any proposed oral communication with the SEC and afford the other party reasonable opportunity to participate therein.

3.6.5.	In the absence of the Offeror (in its absolute discretion) considering that a competitive situation exists or may arise in connection with the Acquisition, the Offeror may only elect to switch to the Takeover Offer after prior consultation with Trintech.

4.	TRINTECH OPTIONS AND TRINTECH EMPLOYEE SHARE PURCHASE PLAN

4.1.	All outstanding options under the Trintech Share Option Plans at the date of this Agreement are set out in the Options Schedule and Trintech shall advise the Offeror within 5 Business Days of any changes to the outstanding options as listed in the Options Schedule.

4.2.	The relevant committee of the Board shall pass a resolution determining that subject to and conditional on the Scheme becoming effective:-

4.2.1.	any unvested Trintech Options shall accelerate so that they become vested and exerciseable; and

4.2.2.	all Trintech Options must be exercised (by straightforward exercise or by exercise conditional upon the Scheme becoming effective) on or before the Exercise Deadline and that any Trintech Options not so exercised at or before the Exercise Deadline shall automatically lapse on the Effective Date of the Scheme.

4.3.	The Board of Trintech shall pass a resolution determining that subject to and conditional on the Scheme becoming effective the current offering period under the Trintech Employee Share Purchase Plan shall be terminated on the Effective Date of the Scheme such that all purchase rights currently outstanding under the Trintech Employee Share Purchase Plan shall be automatically exercised on the Effective Date.

4.4.	Trintech shall procure that a resolution is put to Trintech Shareholders at the EGM proposing that the Articles of Association of Trintech be amended so that any Trintech Shares allotted and issued following the EGM will either be subject to the terms of the Scheme or will be acquired by the Offeror for the same consideration per Trintech Share as shall be payable to Trintech Shareholders under the Scheme (depending upon the timing of allotment of such Trintech Shares). Trintech shall not allot and issue any Trintech Shares between the voting record time for the EGM and the EGM or, other than pursuant to the Trintech Share Option Plans, between the Court Hearing and the Effective Time.

4.5.	Trintech and the Offeror shall agree the form of Optionholder Communication which shall:

4.5.1.	reflect the terms of the resolutions referred to at 4.2 and 4.3 above;

4.5.2.	include a proposal that the holders of Trintech Options exercise such options on or before the Exercise Deadline by straightforward exercise or conditional on the Scheme becoming effective such that any Trintech Shares acquired upon such exercise shall be bound by the Scheme or acquired by the Offeror under the amended Articles of Association for the same consideration per Trintech Share as is payable to Trintech Shareholders under the Scheme;

4.5.3.	include a proposal that Trintech Shares issued pursuant to purchase rights under the Trintech Employee Share Purchase Plan shall be acquired by the Offeror under the amended Articles of Association for the same consideration per Trintech Share as is payable to Trintech Shareholders under the Scheme;

4.5.4.	constitute the Offeror proposal for holders of convertible securities as required under Rule 15 of the Takeover Rules;

4.5.5.	be dispatched by Trintech once agreed with the Offeror as soon as practicable following the publication of the Scheme Document to all the holders of options under the Trintech Share Option Plans and purchase rights under the Trintech Employee Share Purchase Plan.

4.6.	Trintech and the Offeror agree that where any Trintech Shares are to be allotted and issued after the Court Hearing and/or which do not form part of the Scheme, they shall take all actions necessary to transfer any such Trintech Shares to the Offeror as soon as practicable following such issue in accordance with Trintech’s Articles of Association as amended at the EGM.

4.7.	Trintech undertakes to the Offeror to use all reasonable efforts to ensure that the offer to Trintech Optionholders set out in clause 4.5.2 above will be effected by way of a cashless exercise only.

5.	CONDUCT

5.1.	Scheme Conduct and Conduct of Business

5.1.1.	Trintech confirms and represents that its financial adviser, William Blair & Company, L.L.C., has delivered to the Independent Board of Trintech its written opinion to the effect that the per share consideration to be paid to the holders of Trintech Shares pursuant to Acquisition is fair from a financial point of view to such holders.

5.1.2.	Each of Trintech and the Offeror will (to the extent that each is in a position to do so, and taking account of and subject to the fiduciary duties of each Party’s directors) procure the implementation of the Scheme and completion of the Acquisition as outlined in the Rule 2.5 Announcement, the Scheme Document and this Agreement, unless this Agreement is terminated in accordance with its terms.

5.1.3.	As soon as practicable after the date of this Agreement, each of the Parties will take or cause to be taken such steps as are within its power and necessary or required, and to provide each other with such other assistance as may reasonably be required, to implement the Scheme and the Acquisition.

5.1.4.	The Parties will settle all necessary advertisements or announcements, and any other documents stipulated by the High Court (or, as the case may be, the Panel) with the High Court and (to the extent required) the Panel insofar as possible within 3 Business Days of submission of the relevant document to the High Court or the Panel as applicable.

5.1.5.	Each Party will, to the extent required by the Takeover Rules, obtain the consent or sanction of the Panel in relation to agreements or arrangements entered into in connection with the Acquisition and/or the Scheme as soon as possible following the issue of the Rule 2.5 Announcement.

5.1.6.	On the date agreed by the parties as the Effective Date, following the sanction of the Scheme by the High Court (or such later time as the Parties may agree), Trintech shall cause an office copy of the Court Order to be filed with the Companies Registration Office.

5.1.7.	At all times from the execution of this Agreement until the earlier of (i) the Effective Time (ii) the date, if any, on which the Scheme or Takeover Offer (as the case may be) lapses or is withdrawn or the Offeror otherwise announces or determines that it will not proceed with the Acquisition (whether by Scheme or Takeover Offer) and (iii) the date on which this Agreement is terminated in accordance with clause 9, Trintech shall (and shall use all reasonable efforts to cause each member of the Trintech Group to), except (x) as may be expressly required elsewhere in this Agreement or as required by law or regulation or by agreements in effect on the date of this Agreement by the Scheme, (y) in the Ordinary Course of Business, or (z) to the extent that the Offeror has given its prior written consent, such consent not to be unreasonably withheld, conditioned or delayed:

(1)	conduct its business in the Ordinary Course of Business and in compliance in all material respects with all applicable laws and regulations and to use all reasonable efforts to preserve substantially intact its business and goodwill;

(2)	keep available the services of its executive officers and key employees and preserve the relationships with those persons having business dealings with Trintech; and

(3)	maintain the Trintech Group’s cash management policies in existence on the date of this Agreement and not engage in any intercompany transactions, except to the extent the Offeror has given its prior written consent.

5.1.8.	Except as disclosed (as defined in the Rule 2.5 Announcement), Trintech agrees at all times from the execution of this Agreement until the earlier of (i) the Effective Time (ii) the date, if any, on which the Scheme or Takeover Offer (as the case may be) lapses or is withdrawn or the Offeror otherwise announces or determines that it will not proceed with the Acquisition (whether by Scheme or Takeover Offer) and (iii) the date on which this Agreement is terminated in accordance with clause 9, not take any of the following actions (and to use all reasonable efforts to cause each member of the Trintech Group not to take such actions) except (x) as may be expressly required elsewhere in this Agreement or as required by law or regulation or by agreements in effect on the date of this Agreement by the Scheme, (y) in the Ordinary Course of Business, or (z) to the extent that the Offeror has given its prior written consent, such consent not to be unreasonably withheld, conditioned or delayed:

(1)	amend the memorandum and articles of association or equivalent organisational documents of Trintech or any member of the Trintech Group;

(2)	except as required to comply with written employment agreements, plans or other arrangements existing at the date of this Agreement:

(a)	save for the granting of any bonus disclosed in writing to the Offeror at any time up to the date of this Agreement, grant any bonus in excess of EUR 100,000 to any one individual;

(b)	adopt any new material employee benefit plan (including any stock option, stock benefit or stock purchase plan) or pension scheme or amend in any material respect any existing employee benefit plan or pension scheme (including, without prejudice to the generality of the foregoing, changing the entitlements to benefits under a pension scheme, or the benefits that accrue under a pension scheme, or the amounts payable thereunder, or the basis of calculation of such amounts, or the basis on which any pension scheme is funded), except for changes which are less favourable to participants in such plans or are required to implement the Scheme;

(c)	commence, terminate or vary in any material respect, or agree to vary in any material respect the terms of employment, including, without limitation, compensation, of any employee or proposed employee whose annual remuneration exceeds EUR 100,000, provided however that any member of the Trintech Group may terminate the employment of any employee if, in the reasonable opinion of such member, it is in that member’s best interest or is necessary or advisable under any applicable law or regulation;

(d)	increase the base salary of any member of the Trintech senior management team or increase the base salary of any employee unless the aggregate of all such increases is equal to or less than 5% of the aggregate base salaries of all Trintech Group employees;

(e)	enter into any new agreement with parties that are Affiliates or amend or otherwise modify in any material respect any agreement or arrangement with parties that are Affiliates, provided that the foregoing will not apply to any new or existing agreements between members of the Trintech Group;

(f)	enter into any material new agreement with another member or members of the Trintech Group or amend or otherwise modify in any material respect any material agreement or arrangement between any members of the Trintech Group;

(g)	save for the entry into new executive compensation plans in substantially the form (as to terms and conditions) disclosed in writing to the Offeror at any time up to the date of this Agreement, enter into or amend or otherwise modify any agreement or arrangement with officers or directors of Trintech;

(3)	recommend, announce, declare, set aside, pay or make or propose the recommendation, announcement, declaration, setting aside of any payment or making of any dividend, make any bonus issue or make any other distribution or payment (whether in cash, securities or other property) with respect to any Trintech Shares or allow any member of the Trintech Group to pay or make any such dividend, distribution or payment (other than (i) dividends from a wholly-owned subsidiary of Trintech to another wholly-owned subsidiary of Trintech or to Trintech or (ii) dividends payable to Huttoft Company in the normal course of business in excess of EUR 500,000 in aggregate or (iii) dividends payable to Huttoft Company prior to or on the date of the Court Order which form part of the total wind-down costs disclosed in writing to the Offeror prior to the date of this Agreement;

(4)	directly or indirectly redeem, purchase or otherwise acquire any of Trintech’s shares or any equity interest of any member of the Trintech Group, other than in connection with: (A) the acquisition of Trintech Ordinary Shares from holders of Trintech Share Options in full or partial payment of the exercise price payable by such holders upon exercise of Trintech Share Options outstanding as of the date of this Agreement; (B) tax withholdings upon the exercise of Trintech Share Options; and (C) repurchases from employees and other service providers made pursuant to agreements which provide for such right of repurchase in connection with the termination of services or repurchases pursuant to rights of first refusal contained in agreements providing for such right;

(5)	except in connection with a Third Party Transaction Proposal after a change in Scheme Recommendation or any other transaction, merge with, enter into a consolidation with, enter into a scheme of arrangement with or acquire an interest in any person or acquire the whole or a substantial portion of the assets or business of any person or any division or line of business thereof, acquire any assets or enter into any agreement or arrangement for any of the above;

(6)	sell, lease, license, pledge, transfer or otherwise dispose of or encumber any properties or assets of Trintech or of any member of the Trintech Group (including any accounts, leases, contracts or intellectual property or any assets or the shares in any subsidiary) for consideration in an aggregate amount of EUR 1,000,000 or more (or its equivalent in any currency);

(7)	enter into any joint venture or profit sharing arrangement or agreement;

(8)	license any intellectual property rights from any third party which obliges the Trintech Group to make payments in excess of EUR 1,000,000 during its fiscal year or that cannot be terminated at will by the Trintech Group within three years after the date of this Agreement without payment or penalty;

(9)	enter into any agreement the effect of which would be to impose any material non-compete, exclusivity or similar restrictive covenants on Trintech or any material member of the Trintech Group or which would, following the Effective Date, bind any member of the Offeror’s Group (other than Trintech and members of the Trintech Group);

(10)	create, incur or suffer to exist any indebtedness for borrowed money other than (i) such indebtedness which existed as of July 31, 2010 as reflected on the balance sheet included in Trintech’s interim results published in its Quarterly Report on Form 6K for the quarterly period ended July 31, 2010 filed with the SEC, or (ii) any indebtedness owed to Trintech by any of its direct or indirect wholly owned Subsidiaries;

(11)	guarantee indebtedness of another person (other than another member of the Trintech Group);

(12)	issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of Trintech or any member of the Trintech Group, or guarantee any debt securities of another person (other than another member of the Trintech Group);

(13)	make any loan to any third party (other than another member of the Trintech Group) in excess of EUR 100,000; or

(14)	enter into, modify, amend or terminate any commodity hedging agreement and any other agreement, involving creditor exposure for Trintech or any member of the Trintech Group;

(15)	make any material change to its methods, principles or practices of accounting currently in effect, except:

(a)	as required by generally accepted accounting principles;

(b)	as required by a Relevant Authority or quasi-Relevant Authority (including the Financial Accounting Standards Board or any similar organisation); or as required by a change in applicable law;

(16)	make or materially change any material tax election, settle or compromise any material tax claim or amend any tax return in excess of EUR 500,000;

(17)	open or expand any facility or office where the annual cost thereof is in excess of EUR 500,000 in the aggregate;

(18)	other than in connection with the Escrow Claim, settle or compromise any litigation or other dispute (whether or not commenced prior to the date of this Agreement) for an amount of EUR 200,000 or more;

(19)	make any material changes to the insurance policies of the Trintech Group, or settle or compromise any claim under such policies (whether or not commenced prior to the date of this Agreement) for an amount of EUR 200,000 or more;

(20)	authorise, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Trintech or any member of the Trintech Group;

(21)	incur, or agree to incur, any capital expenditure in excess of EUR 200,000 individually or in the aggregate;

(22)	take any action after the date of this Agreement that would result in the early repayment, acceleration or otherwise amends the terms of any indebtedness outstanding between members of the Trintech Group or cancel any facilities available to Trintech; or

(23)	authorise any of, or commit or agree in any legally binding manner to take any of, the foregoing actions.

For the purposes of this clause 5.1, the term Ordinary Course of Business shall mean in the case of each of Trintech and any of its Subsidiaries, such reasonable actions taken in the ordinary course of its normal operations and consistent in all material respects with its past practices or with a view to facilitating the conduct by Trintech and any of its Subsidiaries in such ordinary course.

5.2.	Access; Coordination of Financing

5.2.1.	During the period from the release of the Rule 2.5 Announcement to the Effective Date and subject to the provisions of the Confidentiality Agreement, Trintech will provide the Offeror, its advisors and its Representatives with reasonable access to Trintech’s Representatives and, upon reasonable request and prior consultation with Paul Byrne of Trintech during normal business hours and in a manner so as not to interfere with the conduct of its business, to such documents, records and information with respect to the business of the Trintech Group as is reasonably requested; provided, however, that Trintech may restrict the foregoing access to the extent that (i) any applicable law requires Trintech to restrict or prohibit access to any such information or properties, (ii) such disclosure would, based on the advice of Trintech’s counsel, result in a waiver of attorney-client privilege, work product doctrine or any other applicable privilege applicable to such information, (iii) the disclosure of such information would violate confidentiality obligations owed to a third party and such confidentiality obligations were in effect prior to the execution and delivery of this Agreement, or (iv) such disclosure relates to individual performance or personnel evaluation records, medical histories or other personnel information that in Trintech’s good faith opinion could subject it or any of its Subsidiaries to liability.

5.2.2.	During the period from the date of this Agreement until the Effective Date Trintech shall keep the Offeror fully and promptly informed of any Escrow Claim.

5.2.3.	During the period from the date of the Rule 2.5 Announcement until the Effective Date, upon the request of the Offeror, Trintech shall, and shall instruct its Representatives to, cooperate reasonably with the Offeror in connection with syndication or preparation for consummation of the Offeror’s financing of the Acquisition. Notwithstanding the foregoing, (1) such requested cooperation shall not require Trintech to provide any non-public or forward looking information for inclusion in any investor presentations, marketing materials or other documents (it being understood that to the extent that non-public information is so required under applicable securities laws, Trintech will make such presentations, materials or other documents available in a manner consistent with Trintech’s past practice; (2) such requested cooperation shall not unreasonably interfere with the ongoing operations of Trintech and the Subsidiaries; (3) Trintech and the Subsidiaries shall not be required to guarantee or pledge any collateral relating to the financing of the Acquisition in violation of any laws pertaining to financial assistance (including section 60 of the Companies Act, 1963); and (4) neither Trintech nor any of the Subsidiaries, nor any of their respective directors, officers or employees (Relevant Persons) shall have any responsibility or liability for any act or omission under this clause 5.2 including (without limitation) any information provided to the Offeror or its Representatives or finance providers prior to the Effective Time (it being understood that no Relevant Person shall be subject to any personal liability under this clause 5.2.3).

5.3.	Court Proceedings

5.3.1.	Trintech will agree the court timetable in advance with the Offeror and consult within good time with the Offeror regarding the conduct of all court proceedings in connection with the Scheme and will promptly advise the Offeror’s legal advisers of the dates of any such hearings.

5.3.2.	Trintech will appoint counsel to appear on its behalf at the hearing of the Court to sanction the Scheme.

5.3.3.	The Offeror will instruct Counsel to appear on its behalf at the hearing of the Court to sanction the Scheme.

5.3.4.	Trintech and the Offeror will give such undertakings as are required by the High Court in connection with the Scheme.

5.4.	Agreement to be Bound by the Scheme

5.4.1.	Trintech agrees to be bound by the Scheme upon its becoming effective and in connection therewith to perform any of the actions required of it thereunder.

5.4.2.	The Offeror agrees to be bound by the Scheme upon its becoming effective and in connection therewith to perform any of the actions required of it by the Scheme unless it is permitted by the Panel to justifiably invoke any one of more of the Conditions.

5.4.3.	If the Offeror intends to seek the permission of the Panel to invoke any of the Conditions, at least three Business Days prior to approaching the Panel, the Offeror shall notify the Independent Board of such intention and provide them with reasonable details of the grounds on which it intends to invoke the relevant Condition.

5.5.	Scheme Recommendation

Subject to the obligations of the Board under the Takeover Rules and the terms of any irrevocable undertakings provided by the Board to the Offeror, and unless the Board determines in good faith after consultation with its outside legal counsel and its financial advisors that, to do otherwise, would reasonably be expected to result in a breach of the Board’s fiduciary duties, the Scheme Recommendation will not be withdrawn, adversely modified or qualified.

5.6.	Non-Solicitation

5.6.1.	Subject to any actions which Trintech is required to take so as to comply with the requirements of the Takeover Rules, during the period commencing on the date of this Agreement and ending on the earlier of (i) the date set forth in clause 9.1.1, (ii) the date on which this Agreement is terminated in accordance with its terms and (iii) the date on which the Scheme is withdrawn by Trintech in accordance with its terms or lapses or becomes effective (such period, the Non-Solicitation Period); Trintech agrees that neither it nor any of its Subsidiaries shall and Trintech shall not authorise or permit its Representatives to:

(1)	directly or indirectly, solicit or initiate any discussions with, or enquiries or proposals from, any person other than the Offeror, any Associate of the Offeror or any person Acting in Concert with the Offeror in respect of or in connection with a Third Party Transaction Proposal;

(2)	make available any non-public information relating to Trintech and/or its assets and/or its business and/or any subsidiary of Trintech in respect of or in connection with a Third Party Transaction Proposal other than to the Offeror, any Associate of the Offeror or any person Acting in Concert with the Offeror provided that nothing in this Agreement shall prevent Trintech from complying with its obligations under Rule 20.2 of the Takeover Rules; or

(3)	enter into any expenses reimbursement or similar agreement or any inducement fee agreement of any nature, except with a Non-Participating Third Party.

5.6.2.	Trintech further agrees that, subject to any provision to the contrary in the Takeover Rules applicable to the Scheme, Trintech shall during the Non-Solicitation Period:

(1)	promptly advise the Offeror orally, with written confirmation to follow within one Business Day, of (i) receipt of any Third Party Transaction Proposal or any request for non-public information in connection with any Third Party Transaction Proposal from any person, and (ii) the material terms and conditions of any such Third Party Transaction Proposal (but not, for the avoidance of doubt, the identity of the person making any such Third Party Transaction Proposal);

(2)	keep the Offeror reasonably informed, on a reasonably current basis, of the status and material terms and conditions (including updating the Offeror of any material change to such terms within one Business Day of Trintech receiving or becoming aware of such change) of any such Third Party Transaction Proposal from any person; and

(3)	provide to the Offeror as soon as practicable after receipt or delivery thereof copies of any proposals received by Trintech with respect to such Third Party Transaction Proposal (redacted as appropriate) from any person and any draft or final version of any acquisition agreement relating to such Third Party Transaction Proposal.

5.6.3.	For the avoidance of doubt and notwithstanding any other term of this Agreement, nothing in this Agreement shall preclude, restrict or hinder Trintech or any of its Subsidiaries or any of their respective Representatives from considering, and engaging with any third Party with respect to (including providing any non-public information to such third Party) any unsolicited offers/proposals of a Third Party Transaction Proposal but only if and only to the extent that the Board has determined, in good faith after consultation with its outside legal counsel and its financial advisors, that, to do otherwise, would reasonably be expected to result in a breach of the fiduciary duties of the Board or a failure to comply with the Takeover Rules.

5.7.	Exception

Nothing in this clause 5 shall require Trintech and/or its Representatives to reveal any information to the Offeror and/or its Representatives or finance providers which the Board determines, in good faith, after consultation with its outside legal counsel and its financial advisors, would be inappropriate to disclose to a third party under Rule 20.2 of the Takeover Rules and any correspondence or other information required to be provided under this clause 5 may be redacted:

5.7.1.	to remove references concerning the valuation of the businesses of Trintech;

5.7.2.	as necessary to comply with contractual obligations; and

5.7.3.	as necessary to address reasonable privilege or confidentiality concerns.

5.8.	Matching Right

Trintech agrees that:

5.8.1.	the Offeror may amend the terms of the Acquisition at any time and from time to time (subject to the Takeover Rules), save that such terms and conditions of the Acquisition (including the price per Trintech ADS and price per Trintech Share) shall always be equal to or better than those contained in the Rule 2.5 Announcement or as otherwise provided for in this Agreement;

5.8.2.	if it considers, or the Board or the Committee (as appropriate) determine, that any Third Party Transaction Proposal constitutes a Superior Proposal, it shall (in addition to its obligations pursuant to clause 5.6) confirm to the Offeror in writing (a Superior Proposal Notice) forthwith that such Third Party Transaction Proposal constitutes a Superior Proposal and, unless such details are already in the public domain by virtue of a third party or Trintech announcing such details, provide the material details of such Third Party Transaction Proposal that led the Board (or a duly authorised committee thereof) to determine that it constitutes a Superior Proposal (in particular the offer price and material conditions of the Superior Proposal); and

5.8.3.	it and the Board (or a duly authorised committee thereof) shall not recommend, or agree to recommend, any Third Party Transaction Proposal, withdraw, qualify or adversely modify the recommendation of the Acquisition, withdraw the Scheme, postpone or adjourn either of the EGM or the Court Meeting unless it has served a Superior Proposal Notice on the Offeror in accordance with clause 5.8.2 and thereafter the Offeror:

(1)	notifies Trintech that it is not willing to make a Revised Acquisition; or

(2)	fails, within 72 hours of receiving the Superior Proposal Notice, to make a Revised Acquisition pursuant to Rule 2.5 of the Takeover Rules.

5.8.4.	If the Offeror, within 72 hours of receiving the Superior Proposal Notice, makes a Revised Acquisition pursuant to Rule 2.5 of the Takeover Rules, the Board or the Committee (as appropriate) shall make a an unqualified recommendation of the Revised Acquisition to Trintech Shareholders and the Offeror shall be entitled to refer to such recommendation in any such announcement and the Board or the Committee (as appropriate) shall not recommend the Superior Proposal nor agree to pay any reimbursement of fees in relation to such Superior Proposal.

5.9.	In the event that a competitive situation arises pursuant to Rule 31.4 of the Takeover Rules in relation to the Offeror and a third party or parties, Trintech, the Board (or a duly authorised committee thereof) and Trintech’s financial adviser shall use reasonable endeavours to ensure that the auction procedure determined by the Panel shall give effect to and be consistent with the Offeror’s rights and the obligations of Trintech, the Board (or a duly authorised committee thereof) and Trintech’s financial adviser pursuant to clauses 5.8 to 5.10. Trintech, the Board (or a duly authorised committee thereof) (including as to its fiduciary duties) and Trintech's financial adviser shall, to the extent possible, keep the Offeror fully and promptly informed of any discussions with the Panel.

5.10.	If the Panel imposes an auction procedure that would require Trintech to breach its obligations set out in clauses 5.8 and/or 5.9, the Offeror and Trintech agree that the relevant provisions of clauses 5.8 and/or 5.9 shall not apply solely to the extent required to permit Trintech to comply with the auction procedure imposed by the Panel pursuant to Rule 31.4 of the Takeover Rules.

6.	REPRESENTATIONS AND WARRANTIES

6.1.	Offeror Representations and Warranties

The Offeror hereby represents and warrants to Trintech as follows:

6.1.1.	it is duly incorporated and validly existing under the laws of Ireland;

6.1.2.	As of the date of this Agreement, the Offeror has, and will have at the Effective Time, available lines of credit or other sources of funds sufficient to ensure that as at the Effective Time it will have the cash to enable it to pay the aggregate Scheme Consideration in full in accordance with the terms of the Scheme as well as to make all payments required under the Optionholder Communication;

6.1.3.	The information relating to the Offeror and its Subsidiaries and their respective directors, officers and employees provided by the Offeror to be contained in the Scheme Document (including any amendments or supplements thereto) and any other documents filed or furnished with or to the High Court, the SEC or pursuant to the Act and the Takeover Rules in connection with this Acquisition, will not, on the date the Scheme Document is first posted to Trintech Shareholders or at the time of the Court Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. The parts of the Scheme Document (including any amendments or supplements thereto) and any related filings for which the directors of the Offeror are responsible under the Takeover Rules and any related filings that the Offeror is required to make with the SEC will comply in all material respects as to form with the requirements of the Takeover Rules and the Act and the Exchange Act and the rules and regulations thereunder

6.1.4.	neither it nor any person acting in concert with it (within the meaning of the Takeover Rules has any interest in any Trintech Shares.

6.2.	Trintech Representations and Warranties

Trintech hereby represents and warrants to the Offeror as follows:

6.2.1.	it is duly incorporated and validly existing under the laws of Ireland;

6.2.2.	The information relating to Trintech and its Subsidiaries and their respective directors, officers and employees provided by Trintech to be contained in the Scheme Document (including any amendments or supplements thereto) and any other documents filed or furnished with or to the High Court, the SEC or pursuant to the Act and the Takeover Rules in connection with the Acquisition, will not, on the date the Scheme Document is first posted to Trintech Shareholders or at the time of the Court Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. The parts of the Scheme Document (including any amendments or supplements thereto) and any related filings for which the directors of Trintech are responsible under the Takeover Rules and any related filings that Trintech is required to make with the SEC will comply in all material respects as to form with the requirements of the Takeover Rules and the Act and the Exchange Act and the rules and regulations thereunder.

6.2.3.	Except for the representations and warranties contained in this clause 6.2, the Offeror acknowledges that neither Trintech nor any Representative of Trintech makes any other express or implied representation or warranty with respect to Trintech or any of its Subsidiaries or with respect to any other information provided or made available to the Offeror in connection with the transactions contemplated by this Agreement. Neither Trintech nor any Representative of Trintech will have or be subject to any liability or indemnification obligation to the Offeror or any other person resulting from the distribution to the Offeror and/or to the Offeror’s Representatives, or the Offeror’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Offeror and/or to the Offeror’s Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in this clause 6.2.

6.2.4.	Except as disclosed (as defined in the Rule 2.5 Announcement), all warranties that relate to Trintech and its Subsidiaries as are set out in Schedule 3 are, as of the date of this Agreement, true and correct. The warranties in Schedule 3 will immediately cease to have effect on the Scheme or Takeover Offer lapsing or being withdrawn or the Offeror otherwise announcing or determining that it will not proceed with the Acquisition (whether by Scheme or Takeover Offer) or on the termination of this Agreement in accordance with clause 9 and in that event (i) none of Trintech, the Subsidiaries or any of their respective officers, employees, advisers, agents or representatives will have any liability whatsoever in respect of such warranties and (ii) the Offeror will have no rights whatsoever in respect of such warranties.

6.2.5.	The authorised share capital of Trintech consists of 50,000,000 Trintech ADS (100,000,000 Trintech Ordinary Shares). At the close of business on 13 October 2010:

(1)	16,921,172 Trintech ADS were issued and outstanding; and

(2)	2,688,983 Trintech ADS were reserved and available for issuance pursuant to the Trintech Share Option Plans and the Trintech Employee Share Purchase Plan, of which (A) 2,668,983 Trintech ADS were subject to outstanding options (other than rights under the Trintech Employee Share Purchase Plan) to subscribe for Trintech ADS and (B) up to 20,000 Trintech ADS were available for issuance pursuant to outstanding purchase rights under the Trintech Employee Share Purchase Plan.

6.2.6.	Except as set forth in clause 6.2.5, at the close of business on 13 October 2010, no shares in the share capital of or other voting securities of Trintech were issued, reserved for issuance or outstanding.

6.3.	Representations and Warranties of Both Parties

Each Party represents and warrants to the other on the date of this Agreement that:

6.3.1.	it has the requisite power and authority to enter into this Agreement and to publish the Rule 2.5 Announcement;

6.3.2.	this Agreement is binding on it in accordance with its terms;

6.3.3.	the execution and delivery of, and performance of its obligations under, this Agreement will not result in:

(1)	a breach of any provision of its constitutional documents;

(2)	a breach of, or default under, any material instrument to which it is a party or by which it is bound; or

(3)	a breach of any order, judgment or decree of any court or Relevant Authority to whose jurisdiction it is subject.

6.4.	Notification of Breach

Each Party shall notify the other Party promptly if such Party becomes aware of any fact or circumstance which constitutes a breach of this clause 6.

7.	DIRECTORS, OFFICERS AND EMPLOYEES

7.1.	Directors’ and Officers’ Indemnification and Insurance

7.1.1.	The Offeror agrees that, and agrees to use all reasonable efforts to ensure that, all rights to indemnification, advancement of expenses or exculpation now existing in favour of, and all limitations on the personal liability of each present and former director or officer of Trintech and/or its Subsidiaries provided for in their respective constitutional or organisational documents and in indemnification agreements to which Trintech and/or its Subsidiaries (or any one of them) is a party, in effect as of the date of this Agreement, shall continue in full force and effect for a period of 6 years after the Effective Time. During such period, the Offeror shall not amend, repeal or otherwise modify such provisions relating to the foregoing in any manner that would adversely affect the rights thereunder of any individual who at any time prior to the Effective Time was a director or officer of Trintech and/or any of its Subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by law; PROVIDED HOWEVER that in the event any claim or claims are asserted or made either prior to the Effective Time or within such 6-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

7.1.2.	Prior to the Effective Time, Trintech shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, and, after the Effective Time, the Offeror shall cause Trintech, to the fullest extent permitted under applicable law, to indemnify and hold harmless, each present and former director or officer, of Trintech and/or its Subsidiaries and their respective heirs and representatives and each such person who served at the request of Trintech or any Subsidiary of Trintech as a director or officer of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (each an Indemnified Party and, collectively, the Indemnified Parties) against all costs and expenses (including legal fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, administrative or investigative, arising out of or pertaining to any action or omission in their capacities as directors, officers, employees, fiduciaries or agents, in each case occurring at or before the Effective Time (including the transactions contemplated by this Agreement); PROVIDED HOWEVER, that if it is finally judicially determined that an Indemnified Party was not entitled to be indemnified under this clause 7.1, then such Indemnified Party shall be responsible for and repay all losses, claims, damages, liabilities and settlement amounts (or expenses related thereto) previously paid or reimbursed by Trintech which are the subject of such determination. Without limiting the foregoing, in the event of any such claim, action, suit, proceeding or investigation, (i) Trintech or the Offeror, as the case may be, shall be entitled to control the defence of such claim, action, suit, proceeding or investigation, (ii) if Trintech or the Offeror (or counsel selected by the applicable insurer of Trintech) does not elect to control the defence of such claim, action, suit, proceeding or investigation, the Indemnified Party shall be entitled to select counsel for the Indemnified Party, which counsel shall be reasonably satisfactory to Trintech or to the Offeror, as the case may be, and Trintech shall pay the fees and expenses of such counsel promptly after statements therefor are received, and (iii) Trintech shall cooperate in the defence of any such matter, PROVIDED HOWEVER, that neither Trintech nor the Offeror shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

7.1.3.	At or prior to the Effective Time, Trintech shall purchase a “tail” directors’ and officers’ liability insurance policy (which by its terms shall survive the Acquisition and which is expected to have an approximate cost of $100,000) for its directors and officers, which shall provide such directors and officers with coverage for 6 years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favourable on the whole to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by Trintech. The Offeror shall, and shall cause Trintech after the Effective Time to, maintain such policy in full force and effect, and continue to honour the obligations thereunder.

7.1.4.	The obligations under this clause 7.1 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this clause 7.1 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this clause 7.1 applies and any such indemnitees’ heirs or representatives, shall be third party beneficiaries of this clause 7.1 and shall be entitled to enforce the covenants contained herein).

7.1.5.	In the event Trintech or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Offeror or Trintech, as the case may be, assume the obligations set out in this clause 7.1.

7.1.6.	For the purposes of this clause 7.1, it is agreed, acknowledged and confirmed by the Parties that all obligations and liabilities to Trintech as described in this clause 7.1 are granted to Trintech as agent and trustee for and on behalf of the Indemnified Parties and, notwithstanding the terms of this clause 7.1, may be relied upon and enforced directly by the Indemnified Parties (or any of them) and Trintech shall be entitled to give such confirmations and assurances to the Indemnified Persons as it may deem appropriate for giving effect to this clause 7.1.6 including by assigning its rights under this clause 7.1 to the Indemnified Persons.

7.2.	Employment and Benefit Matters

7.2.1.	The Offeror shall have sole discretion with respect to the determination as to whether or when to terminate, merge or continue any employee benefit plans and programs of Trintech.

7.2.2.	The Offeror shall honour, in accordance with their terms, all compensation, employment, severance, change-of-control and similar agreements to which Trintech is a party to the extent such agreements have been disclosed (as defined in the Rule 2.5 Announcement).

7.2.3.	Notwithstanding anything in this Agreement to the contrary, no provision of this Agreement is intended to, or does, constitute the establishment or adoption of, or amendment to, any employee benefit plan, and no person participating in any such employee benefit plan maintained by either Trintech or the Offeror shall have any claim or cause of action, under ERISA or otherwise, in respect of any provision of this Agreement as it relates to any such employee benefit plan or otherwise.

8.	COMPLETION

8.1.	Completion Date

8.1.1.	Subject to the Scheme becoming effective, Completion shall take place on such date, to be mutually determined by Trintech and the Offeror, being not more than [3] Business Days after the date of issue of the Court Order to Trintech (Completion Date). Trintech shall promptly after receipt of the Court Order notify the Offeror of this fact.

8.1.2.	Completion shall take place at the offices of A&L Goodbody in Dublin at 11.00 am (or at such other time as may be agreed between the Parties in writing) on the Completion Date.

8.2.	On or prior to Completion Trintech shall procure that a meeting of its board of directors is held at which resolutions are passed (conditional on registration of the Court Order with the Registrar of Companies occurring and effective as of the Effective Time) approving:

8.2.1.	the allotment and issue to the Offeror (and/or its nominees) in accordance with the Scheme of the number of new shares in the capital of Trintech provided for in the Scheme;

8.2.2.	the resignation of all of the non-executive directors of Trintech; and

8.2.3.	the appointment of such persons as the Offeror may nominate as the directors of Trintech.

8.3.	On Completion:

8.3.1.	the Offeror shall pay the Scheme Consideration to the Trintech Shareholders pursuant to and in accordance with the terms and conditions of the Scheme;

8.3.2.	Trintech shall deliver to the Offeror:

(1)	a certified copy of the resolutions referred to in clause 8.2;

(2)	share certificates in respect of the aggregate number of new shares in the capital of Trintech to be issued to the Offeror(and/or its nominees) in accordance with the Scheme; and

(3)	letters of resignation from the non-executive directors of Trintech (each such letter containing an acknowledgement that such resignation is without any claim for loss of office or other claim arising from such resignation).

8.4.	Trintech shall cause an office copy of the Court Order and a copy of the minute required by Section 75 of the Act to be filed with the Companies Registration Office and obtain from the Registrar of Companies a Certificate of Registration in relation to the reduction of share capital involved in the Scheme;

8.5.	Each of the Parties shall, on or prior to the Effective Date, deliver to the other Party such other deeds, documents, consents, waivers, resolutions, and/or other things and/or take such further action(s) as may reasonably be required of it and are necessary to implement the Scheme and/or the Acquisition.

9.	TERMINATION

9.1.	Termination

9.1.1.	If:

(1)	the Resolutions are not duly passed (and, for the avoidance of doubt, if either of the EGM or the Court Meeting is adjourned, the date that a particular Resolution is put to Trintech Shareholders will for this purpose, be the date of the reconvened meeting at which the vote on that Resolution is actually held); or

(2)	the Conditions are not satisfied or waived by 11.59 pm Dublin time on 31 March 2011 or such later date as the Parties may agree to in writing subject to the consent of the Panel and/or the High Court (in each case, if required); provided that the right to terminate this Agreement under this clause 9.1.1(2) shall not be available to any Party whose breach of any obligation under this Agreement has been the cause of, or resulted in, the failure of the Conditions to be satisfied by such date and time; or

(3)	the High Court declines or refuses to sanction the Scheme, unless both Parties agree that the decision of the High Court shall be appealed; or

(4)	any of the circumstances set out in clause 1.2 of the Expenses Reimbursement Agreement occurs,

either Party shall be entitled by notice in writing to the other Party to forthwith terminate this Agreement.

9.1.2.	Termination of this Agreement in accordance with clause 9.1.1 shall not, save as provided in the Expenses Reimbursement Agreement, give rise to any liability of the Parties; provided however, that neither such termination nor any of the provisions of this clause 9 shall relieve either Party of any liability to the other Party for any intentional breach of this Agreement prior to or giving rise to such termination (save that, for the avoidance of doubt, on the termination of this Agreement, Trintech will have no further liability whatsoever in respect of or under the warranties contained in Schedule 3 regardless of any breach of warranty that may have occurred prior to termination). Clause 9 of this Agreement shall survive, and continue in full force and effect, notwithstanding its termination.

9.1.3.	For the avoidance of doubt, termination of this Agreement shall be without prejudice to the provisions of the Expenses Reimbursement Agreement.

9.1.4.	If this Agreement is terminated pursuant to clause 9.1.1(4), each of the Parties shall, unless otherwise agreed in writing, apply to the Panel to lapse the Scheme.

10.	GENERAL

10.1.	Announcements

Subject to the requirements of applicable law, the Takeover Rules, the Listing Rules, a court order, the Securities Act, the Exchange Act, the SEC or any Relevant Authority (including, without limitation, the Panel), the Parties shall consult together as to the terms of, the timing of and the manner of publication of any formal announcement, document or publication which either Party may make regarding the Acquisition, the Scheme or this Agreement. The Offeror and Trintech shall give each other the opportunity to review and comment upon any such announcement, document or publication and shall not issue any such announcement, document or publication prior to such consultation, except as may be required by applicable law, the Takeover Rules, the Listing Rules, a court order, the Securities Act, the Exchange Act, the SEC or any Relevant Authority (including, without limitation, the Panel) which has jurisdiction over it. Any other communication which any Party may make regarding such matters shall, subject to the requirements of applicable law, the Takeover Rules, the Listing Rules, a court order, the Securities Act, the Exchange Act, the SEC or any Relevant Authority (including, without limitation, the Panel), be consistent with any such announcement, document or publication and the terms of the Rule 2.5 Announcement. The Parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form of the Rule 2.5 Announcement. For the avoidance of doubt, the provisions of this clause 10.1 do not apply to any announcement, document or publication in connection with a Third Party Transaction Proposal or a change in the Scheme Recommendation or any proposed amendment to the terms of the Scheme contemplated by the Offeror on account of an increase in consideration due in respect of the Acquisition whether before or after a withdrawal or adverse modification of the Scheme Recommendation.

10.2.	Notices

10.2.1.	Any notice or other document to be served under this Agreement may be delivered or sent by post, facsimile or e-mail process to the Party to be served as follows:

(1)	if to the Offeror, to c/o Spectrum Equity Investors, One International Place, 29th Floor, Boston, MA 02110, Fax: +1617.464.4601 marked for the attention of: Chris Mitchell/Adam Margolin, email Chris@spectrumequity.com/ adam@spectrumequity.com; and

(2)	if to Trintech, to the Secretary, Trintech Group plc, Block C, Central Park, Leopardstown, Dublin 18; Fax: +35312939841; email: joseph.seery@trintech.com, with a copy (which shall not constitute notice) to A&L Goodbody, IFSC, North Wall Quay, Dublin 1, Fax +35316492649 marked for the attention of Cian McCourt/Paul White or such other postal address, fax number or email address as it may have notified to the other Party in writing in accordance with the provisions hereof. Any notice or other documents sent by post shall have been sent by pre-paid recorded delivery post (if within Ireland) or by pre-paid airmail (if elsewhere).

10.2.2.	Any notice or document shall be deemed to have been served:

(1)	if delivered by hand, at the time of delivery;

(2)	if sent by pre-paid post, 48 hours (7 Business Days if posted in a different postal jurisdiction to that of the addressee) after the date of posting;

(3)	if sent by fax, at the time of termination of the fax transmission;

(4)	if sent by email, at the time of the sending of the email.

10.2.3.	In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the envelope containing the notice or documents was properly addressed and posted (either by pre-paid recorded delivery post or by pre-paid airmail, as the case may be) or that the fax message or email was properly addressed and despatched, as the case may be.

10.3.	Assignment

The rights and obligations of the Parties under this Agreement shall be deemed to be personal rights and shall not be capable of assignment, novation or sub-contraction to any other person without the prior written consent of the other party, provided that the Offeror may assign any or all of its rights and interests hereunder to one or more of its Affiliates, provided the prior consent in writing has been obtained from the Panel in respect of such assignment and it shall not result in a material departure from the Timetable.

10.4.	Counterparts

This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement, and each Party may enter into this Agreement by executing a counterpart.

10.5.	Amendment

No amendment of this Agreement shall be binding unless the same shall be evidenced in writing duly executed by each of the Parties.

10.6.	Costs and Expenses

Save for:

10.6.1.	the Panel’s document review fees; and

10.6.2.	the costs of, and associated with, the printing, publication and posting of the Scheme Document;

which will be borne and discharged by Trintech, each Party shall pay its own costs and expenses of and incidental to this Agreement, the Acquisition and all other transactions contemplated hereby.

10.7.	Governing Law and Jurisdiction

10.7.1.	This Agreement shall be governed by, and construed in accordance with, the laws of Ireland.

10.7.2.	Each of the Parties irrevocably agrees that the courts of Ireland are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement and, for such purposes, irrevocably submits to the exclusive jurisdiction of such courts. Any proceeding, suit or action arising out of or in connection with this Agreement (the Proceedings) shall therefore be brought in the courts of Ireland.

10.8.	No Third Party Beneficiaries

Except:

10.8.1.	as provided in clause 7.1 (Directors’ and Officers’ Indemnification and Insurance) hereof; and

10.8.2.	the provisions of clause 8.1.3 concerning payment of the Scheme Consideration pursuant to the Scheme, which shall inure to the Trintech Shareholders but, prior to the Effective Date, may only be enforced by Trintech acting on their behalf; and

10.8.3.	the provisions of clause 4 concerning payments to Trintech Optionholders, which shall inure to the Trintech Optionholders but, prior to the Effective Date, may only be enforced by Trintech acting on their behalf, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the Offeror and Trintech any rights or remedies under or by reason of this Agreement.

10.9.	Directors’ Duties

It is recognised by the parties that the directors of Trintech are required to fulfil their fiduciary duties and that circumstances could arise (whether before or after the Court Meeting) where the directors of Trintech are advised that compliance by Trintech with provisions of this Agreement might reasonably be considered to lead to a breach by them of those fiduciary duties. Trintech shall, notwithstanding any other provision of this Agreement and without prejudice to the provisions of clause 5.5, be entitled to act otherwise than in accordance with the provisions of this Agreement without being in breach of this Agreement if the directors of Trintech consider in good faith, having received a Counsel’s Opinion, that compliance with this Agreement would give rise to a breach of their fiduciary duties, in which case Trintech shall notify the Offeror promptly of any such decision. For the avoidance of doubt, the obligation to provide the Offeror with a copy of any Counsel’s Opinion shall not apply in respect of any decision taken to withdraw or adversely modify the Scheme Recommendation.

10.10.	No Amendment of Expenses Reimbursement Agreement

Notwithstanding any other provision of this Agreement, nothing in this Agreement shall supersede, amend or vary the terms of the Expenses Reimbursement Agreement.

IN WITNESS whereof the parties have entered into this Agreement on the date specified above.

SCHEDULE 1

Indicative Timetable

2010

15 October:	Issue Rule 2.5 Announcement

20 October:	File draft Scheme Circular with the Panel

27 October:	File court papers grounding proceedings

1 November:	1st Court date; set down dates for Court Meeting and EGM

4 November:	Post Scheme Circular and advertise meetings as required

29 November:	Court Meeting and EGM

6 December	2nd Court date; set down date for sanction hearing and seek directions as to advertising

20 December:	3rd Court date; sanction hearing

23 December:	File court order and minute on reduction of capital with CRO

2011

6 January:	Last day for consideration to be paid

SCHEDULE 2

Options Schedule

Plan	Grant Date	Exercise Price	Number of Shares Subject to Outstanding Options

SCHEDULE 3

Warranties

11.	Definitions and Interpretation

11.1.	All of the warranties in this Schedule are given subject to all information set forth in the forms, reports and documents (together with all schedules and exhibits thereto) filed or furnished by Trintech to the SEC between December 31, 2008 and the date hereof (other than any “risk factor” disclosure or any other forward-looking statements set forth therein).

11.2.	In this Schedule 3, the following words and expressions shall have the meanings set opposite them:

Environmental Action means any written complaint, summons, citation, notice, directive, order, claim, litigation, investigation, judicial or administrative proceeding, judgment, letter, or other written communication from any Governmental Authority, or any third party involving violations of Environmental Laws or releases of Hazardous Materials (a) from any assets, properties, or businesses of any member of the Trintech Group, or any of their predecessors in interest, (b) from adjoining properties or businesses, or (c) from or onto any facilities which received Hazardous Materials generated by any member of the Trintech Group, or any of their predecessors in interest;

Environmental Law means any applicable federal, state, provincial, foreign or local statute, law, rule, regulation, ordinance, code, binding and enforceable guideline, binding and enforceable written policy, or rule of common law now or hereafter in effect and in each case as amended, or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, in each case, to the extent binding on Trintech or its Subsidiaries, relating to the environment, the effect of the environment on employee health, or Hazardous Materials, in each case as amended from time to time;

Environmental Liabilities means all liabilities, monetary obligations, losses, damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts, or consultants, and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand, or remedial action required, by any Governmental Authority or any third party, and which relate to any Environmental Action.

Environmental Permit means any permit, licence, authorisation, approval or consent required by any member of the Trintech Group under or in relation to Environmental Laws;

ERISA means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute thereto;

ERISA Affiliate means (a) any Person subject to ERISA whose employees are treated as employed by the same employer as the employees of Trintech or its Subsidiaries under IRC Section 414(b), (b) any trade or business subject to ERISA whose employees are treated as employed by the same employer as the employees of Trintech or its Subsidiaries under IRC Section 414(c), (c) solely for purposes of Section 302 of ERISA and Section 412 of the IRC, any organization subject to ERISA that is a member of an affiliated service group of which Trintech or any of its Subsidiaries is a member under IRC Section 414(m), or (d) solely for purposes of Section 302 of ERISA and Section 412 of the IRC, any Person subject to ERISA that is a party to an arrangement with Trintech or any of its Subsidiaries and whose employees are aggregated with the employees of Trintech or its Subsidiaries under IRC Section 414(o);

Governmental Authority means any federal, state, local, or other governmental or administrative body, instrumentality, board, department, or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body;

Hazardous Materials means (a) substances that are defined or listed in, or otherwise classified pursuant to, any applicable laws or regulations as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “toxic substances,” or any other formulation intended to define, list, or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity, or “EP toxicity”, (b) oil, petroleum, or petroleum derived substances, natural gas, natural gas liquids, synthetic gas, drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of crude oil, natural gas, or geothermal resources, (c) any flammable substances or explosives or any radioactive materials, and (d) asbestos in any form or electrical equipment that contains any oil or dielectric fluid containing levels of polychlorinated biphenyls in excess of 50 parts per million.

IRC means the Internal Revenue Code of 1986, as in effect from time to time;

Material Adverse Effect means a material adverse effect in the business, operations, results of operations or financial condition of Trintech and its Subsidiaries, taken as a whole;, provided, however, that no effect (individually or in the aggregate with any other effects) directly or indirectly resulting from, relating to or arising out of any of the following shall be deemed to be or constitute a “Material Adverse Effect” or taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:

(i) general economic conditions (or changes in such conditions) in the United States, Europe or any other country or region in the world, or conditions in the global economy generally;

(ii) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States, Europe or any other country or region in the world;

(iii) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby;

(iv) any actions taken or failure to take action, in each case, by Offeror or any of its controlled affiliates, or to which Offeror has approved, consented to or requested; or compliance with the terms of, or the taking of any action required or contemplated by, this Agreement; or the failure to take any action prohibited by this Agreement;

(v) changes in Trintech’s stock price or the trading volume of Trintech’s stock, in and of itself, or any failure by Trintech to meet any public estimates or expectations of Trintech’s revenue, earnings or other financial performance or results of operations for any period, in and of itself; or

(vi) any legal proceedings made or brought by any of the current or former stockholders of Trintech (on their own behalf or on behalf of Trintech) against Trintech arising out of the Acquisition, the Scheme or in connection with any other transactions contemplated by this Agreement.

12.	Organization; Powers

12.1.

12.1.1.	Trintech and each of its Subsidiaries is duly organized or formed, validly existing and in good standing (to the extent applicable in such jurisdiction) under the laws of the jurisdiction of its organization or formation, except, with respect to any Subsidiaries, where the failure to be so duly organized, formed, validly existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

12.1.2.	Trintech and each of its Subsidiaries has all requisite power and authority, and the legal right, to own and operate its property and assets, to lease the property it operates as lessee and to carry on its business as now conducted, except, in the case of any Subsidiaries, where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

12.1.3.	Trintech and each of its Subsidiaries is qualified to do business in, and is in good standing (to the extent applicable in such jurisdiction) in, every jurisdiction where such qualification is required, except where the failure to so qualify in a jurisdiction (other than its jurisdiction of incorporation) or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

12.1.4.	Trintech has the power and authority, and the legal right, to execute, deliver and perform its obligations under the Scheme Documents.

13.	Governmental Approvals

13.1.	No action, consent or approval of, registration or filing with, permit from, notice to, or any other action by, any Governmental Authority is or will be required by Trintech and its Subsidiaries in connection with the Acquisition and the Scheme Documents, except for:

13.1.1.	such as have been made or obtained and are in full force and effect or which will be made or obtained by the time required by law; and

13.1.2.	those actions, consents, approvals, registrations, filings, licences, consents, permits, authorities, notices or actions, the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

14.	Financial Statements

14.1.	Trintech has heretofore furnished to the Offeror:

14.1.1.	the publicly available consolidated balance sheets and statements of income, stockholder’s equity and cash flows for the Trintech as of and for the fiscal years ended January 31, 2007, January 31, 2008 and January 31, 2009, and to the extent furnished to the Offeror, January 31, 2010, in each case audited by and accompanied by the opinion of Ernst & Young LLP, independent public accountants or an independent public accounting firm of recognized national standing;

14.1.2.	the publicly available unaudited consolidated balance sheets and related statements of income and cash flows of Trintech for each fiscal quarter ended between January 31, 2009 and the date of the Scheme Documents; and

14.1.3.	the publicly available unaudited consolidated balance sheets and related statements of income and cash flows of Trintech for each fiscal quarter ended after January 31, 2010 to the extent furnished to the Offeror.

14.2.	Such balance sheets and the notes thereto were prepared in accordance with US GAAP applied on a consistent basis, (A) except as otherwise expressly noted therein, and (B) subject, in the case of quarterly financial statements, to changes resulting from normal year end adjustments and the absence of footnotes.

15.	No Material Adverse Effect

15.1.	Except as set forth in the Trintech’s publicly available filings made in compliance with the reporting requirements of Section 13 or 15(d) of the Exchange Act prior to the date of the Scheme Documents, no event, change or condition has occurred since January 31, 2010 and is continuing that has caused, or would reasonably be expected to cause, a Material Adverse Effect.

16.	Properties

16.1.	Trintech and each of its Subsidiaries has (i) legal title to (in the case of fee interests in real property), (ii) valid leasehold or licensed interests in (in the case of leased or licensed interests in real or personal property) and (iii) legal title to (in the case of all other personal property), all of their respective properties and assets except where the failure to have such title, leasehold interests or licensed rights would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

16.2.	All such properties and assets are free and clear of Liens except for defects or irregularities in title that do not materially interfere with its ability to conduct its business or to utilize such assets for their intended purposes or materially impact the value of such assets, and except where the failure to have such title, leasehold interests or licensed rights would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

16.3.	Except as would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, each member of the Trintech Group has complied with all obligations under all leases to which it is a party in all respects and all such leases are valid, binding and in full force and effect and are enforceable in all respects in accordance with their terms.

16.4.	No member of the Trintech Group owns any real property.

17.	Subsidiaries

17.1.	The shares of capital stock or other interests of each Subsidiary of the Trintech Group are fully paid and non-assessable and are owned by a member of the Trintech Group, directly or indirectly, free and clear of all Liens.

18.	Litigation; Compliance with Laws

18.1.	There are no actions, suits or proceedings at law or in equity or by or before any arbitrator or Governmental Authority now pending or, to the knowledge of Trintech, threatened against any member of the Trintech Group or any business, property or rights of any such Person as to which there is a reasonable possibility of an adverse determination and that, if adversely determined based on facts and circumstances existing at the time, would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, other than any proceedings or actions which are frivolous and/or vexatious and where the relevant proceeding or action is dismissed or permanently stayed, set aside, revoked or terminated within one Business Day of the commencement of the relevant court hearing.

18.2.	No member of the Trintech Group nor any of their respective material properties or assets is in violation of, nor will the continued operation of their material properties and assets as currently conducted violate, any law, rule or regulation (including any zoning, building, Environmental Law, ordinance, code or approval or any building permits) or any restrictions of record or agreements affecting any real property, or is in default with respect to any judgment, writ, injunction, decree or order of any Governmental Authority, where such violation or default, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.

18.3.	There have been no Escrow Claims prior to the date of this Agreement.

19.	Agreements

19.1.	No member of the Trintech Group is in default in any manner under any provision of any indenture or other agreement or instrument evidencing indebtedness, or any other material agreement or instrument to which it is a party or by which it or any of its properties or assets are or may be bound where such default, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.

19.2.	Every third party that has received from a member of the Trintech Group non-public information in respect of the Trintech Group has executed a non-disclosure agreement with a member of the Trintech Group.

20.	Federal Reserve Regulations

20.1.	No member of the Trintech Group is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of buying or carrying margin stock.

21.	Foreign Private Issuer

11.1	Trintech is a “foreign private issuer” as defined in Rule 3b-4(c) under the Exchange Act.

22.	Tax Returns

22.1.	Except as would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect:

22.1.1.	each member of the Trintech Group has filed or caused to be filed all Federal (and foreign national equivalent) and all state, provincial and local income and Revenue Commissioner (whichever applicable) tax and other tax returns or materials required to have been filed by it, and all such tax returns are correct and complete in all material respects;

22.1.2.	each member of the Trintech Group has paid or caused to be paid all Taxes due and payable by it and all assessments received by it, except Taxes that are being contested in good faith by appropriate proceedings and for which the relevant member of the Trintech Group shall have set aside on its books adequate reserves to the extent required by GAAP; and

22.1.3.	to the knowledge of Trintech, no claim is being asserted or audit being conducted, with respect to any tax.

23.	Employee Benefit Plans

23.1.	Each member of the Trintech Group and each of its ERISA Affiliates is in compliance in all respects with the applicable provisions of ERISA and the Tax Code and the regulations and published interpretations thereunder, except such noncompliance as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

23.2.	No ERISA event has occurred in the last five years or is reasonably expected to occur that, when taken together with all other such ERISA events, could reasonably be expected to result in liability of a member of the Trintech Group or any of its ERISA Affiliates in an aggregate amount exceeding EUR 500,000. The accumulated benefit obligation (as defined for purposes of Statement of Financial Accounting Standards No. 87) under each benefit plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the last annual valuation date applicable thereto, exceed by more than EUR 1,000,000 the fair market value of the assets of such benefit plan, and the present value of all accumulated benefit obligations of all underfunded benefit plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the last annual valuation dates applicable thereto, exceed by more than EUR 1,000,000 the fair market value of the assets of all such underfunded benefit plans. For purposes of this paragraph 13.2, a benefit plan is underfunded if the accumulated benefit obligation of such Benefit Plan, as of the last annual valuation date applicable thereto (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87), is greater than the fair market value of the assets of such Benefit Plan.

23.3.	There are no liabilities associated with or arising from any Subsidiary of Trintech outside of the US participating in, providing, or contributing to, either currently or in the past, or ceasing to provide or contribute to, or in respect of, any scheme or arrangement for the provision of any pension, superannuation, retirement (including on early retirement) or death benefits (including in the form of a lump sum) (the benefits together referred to as Pension Benefits) or providing, or being obligated to provide or failing to provide any Pension Benefits, which are neither fully funded, insured nor provided for on a generally accepted basis either through a separate trust, insurance policy or as an accrual or provision in the accounts of the relevant Subsidiary of Trintech outside of the US.

24.	Environmental Matters

24.1.	Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, no member of the Trintech Group:

24.1.1.	has failed to comply with any Environmental Law or to take, in a timely manner, all actions reasonably necessary to obtain, maintain, renew and comply with any Environmental Permit, and all such Environmental Permits are in full force and effect and not subject to any administrative or judicial appeal;

24.1.2.	has become a party to any governmental, administrative or judicial proceeding under Environmental Law or possesses knowledge of any such proceeding that has been threatened under Environmental Law;

24.1.3.	has received notice of, become subject to, or is aware of any facts or circumstances that could reasonably be expected to form the basis for, any Environmental Liability other than those which have been fully and finally resolved and for which no obligations remain outstanding;

24.1.4.	possesses knowledge that any real property contains or previously contained Hazardous Materials of a form or type or in a quantity or location that could reasonably be expected to result in any Environmental Liability for the Trintech Group;

24.1.5.	possesses knowledge that there has been a release or threat of release of Hazardous Materials at or from any property (or from any facilities or other properties formerly owned, leased or operated by the Trintech Group) in violation of, or in amounts or in a manner that could reasonably be expected to give rise to liability under, any Environmental Law for the Trintech Group;

24.1.6.	has generated, treated, stored, transported, or Released Hazardous Materials from any property (or from any facilities or other properties formerly owned, leased or operated by the Trintech Group) in violation of, or in a manner or to a location that could give rise to liability under, any Environmental Law for the Trintech Group;

24.1.7.	is aware of any facts, circumstances, conditions or occurrences in respect of any of the facilities and properties leased or operated by the Trintech Group that could reasonably be expected to (A) form the basis of any action, suit, claim or other judicial or administrative proceeding relating to liability under or noncompliance with Environmental Law on the part of the Trintech Group or (B) materially interfere with or prevent continued compliance with Environmental Laws by the Trintech Group; or

24.1.8.	has pursuant to any agreement by which it is bound or has assumed the Environmental Liability of any other Person.

25.	Labor Matters

25.1.	Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect,

25.1.1.	there are no strikes, lockouts or slowdowns against the Trintech Group pending or, to the knowledge of Trintech, threatened;

25.1.2.	the hours worked by and payments made to employees of the Trintech Group have not been in violation, to the extent applicable, of the Fair Labor Standards Act or any other applicable Federal, state, local or foreign law dealing with such matters;

25.1.3.	all payments due from the Trintech Group on account of wages and employee health and welfare insurance and other benefits, have been paid or accrued as a liability on the books of a member of the Trintech Group consistent with applicable law in all material respects; and

25.1.4.	the consummation of the Transactions will not give rise to any right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which a member of the Trintech Group is bound.

26.	Pensions

26.1.	No member of the Trintech Group has ever participated in a UK defined benefit pension plan or been associated or connected with the employer in relation to a UK defined benefit pension plan.

27.	Intellectual Property

27.1.	Each member of the Trintech Group owns, is licensed to use or possess the right to use, all trademarks, tradenames, copyrights, patents and other intellectual property reasonably necessary to conduct its business as currently conducted, and the use thereof by the Trintech Group, to the knowledge of Trintech, does not infringe upon the rights of any other Person, except to the extent such failure to own, license or possess, or such conflicts, either individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

28.	Permits

28.1.	Except to the extent it would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

28.1.1.	Each member of the Trintech Group has obtained and holds all licences, consents, permits and authorities required in respect of all real property and for any other property otherwise operated by or on behalf of, or for the benefit of, such Person and for the operation of each of its businesses as presently conducted;

28.1.2.	all such licences, consents, permits and authorities are in full force and effect, and each member of the Trintech Group has performed and observed all requirements of such licences, consents, permits and authorities; and

28.1.3.	no event has occurred that allows or results in, or after notice or lapse of time would allow or result in, revocation or termination by the issuer thereof or in any other impairment of the rights of the holder of any such licence, consent, permit and authority.

29.	Insurance

29.1.	Each member of the Trintech Group is insured by reputable insurers and such insurance is in such amounts and covering such risks and liabilities as are in accordance with normal and prudent industry practice.

30.	Anti-Terrorism

30.1.	No member of the Trintech Group is in violation of any laws relating to terrorism or money laundering, including Executive Order No. 13224 on Terrorist Financing, effective September 23, 2001, and the Patriot Act.

SIGNED on behalf of the OFFEROR by its authorised signatory in the presence of:	/s/ Chris Mitchell
Authorised Signatory (Signature)

Chris Mitchell
Print name
Witness (Signature)

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Print address
SIGNED
on behalf of TRINTECH GROUP PLC by its authorised signatory in the presence of:	/s/ Cyril McGuire
Authorised Signatory (Signature)

Cyril McGuire
Print name
Witness (Signature)

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Exhibit 99.8

CERASUS II LIMITED

AND

TRINTECH GROUP PLC

EXPENSES REIMBURSEMENT AGREEMENT

A&L Goodbody

Dublin

1

THIS AGREEMENT is made on 15 October 2010 BETWEEN:

(2)

CERASUS II LIMITED a private limited company incorporated in Ireland with registered number 490172 having its registered office at 5th Floor, 75 St. Stephen’s Green, Dublin 2, Ireland (the Offeror); and

(3)	TRINTECH GROUP PLC a public limited company incorporated in Ireland with registered number 119798 and having its registered office at Block C, Central Park, Leopardstown, Dublin 18, Ireland (Trintech).

RECITALS

A.	The Offeror is finalising its due diligence with a view to issuing the Rule 2.5 Announcement and Trintech intends to agree to reimburse costs and expenses incurred and to be incurred by the Offeror for the purposes of, in preparation for, or in connection with the Acquisition in certain circumstances if the Acquisition does not proceed.

B.	This Agreement sets out the agreement between the parties as to the reimbursement in certain circumstances by Trintech of costs and expenses incurred and to be incurred by the Offeror for the purposes of, in preparation for, or in connection with the Acquisition.

NOW IT IS HEREBY AGREED as follows:

31.	Reimbursement

31.1.	Subject to, and in consideration of the sum of €1 and the Offeror announcing a firm intention to make the Acquisition in the Rule 2.5 Announcement, Trintech agrees to pay to the Offeror, if any one or more of the Events described in Clause 1.2 occur, an amount equal to all specific, quantifiable third party (including vouched out of pocket expenses incurred by third party advisers only) costs and expenses incurred by the Offeror for the purposes of, in preparation for or in connection with the Acquisition, including, without limitation:

31.1.1.	exploratory work carried out in contemplation of and in connection with the Acquisition;

31.1.2.	legal, financial and commercial due diligence;

31.1.3.	arranging financing (with associated hedging and related expenses); and

31.1.4.	engaging advisers to assist in the process;

provided that the gross amount payable to the Offeror pursuant to this Agreement shall not, in any event, exceed such sum as is equal to 1% of the total value of the entire issued share capital (excluding, for the avoidance of doubt, any interest in such share capital of Trintech (including in the form of American Depositary Shares) held by the Offeror) as ascribed by the terms of the Acquisition as set out in the Definitive Bid. The amount payable by Trintech to the Offeror under this Clause 1.1 shall not include any Value Added Tax attributable to such third party costs to the extent that it is recoverable by the Offeror.

31.2.	The Events for the purposes of Clause 1.1 are any one or more of the following:

31.2.1.	the Board withdraws, adversely modifies or qualifies its recommendation to Trintech Shareholders or the holders of Trintech ADSs to vote in favour of the Scheme (to include any public announcement by Trintech of a recommendation or intention to recommend a Competing Offer); or

31.2.2.	prior to the Scheme being withdrawn by Trintech or lapsing in accordance with its terms or in accordance with the terms of the Transaction Agreement, a Competing Offer is announced (under Rule 2.4 or 2.5 of the Rules) and subsequently made and that Competing Offer, or a Competing Offer in which that Competing Party is interested or participates, subsequently becomes effective or unconditional within 12 months of such lapse or withdrawal.

2

31.3.	Any request by the Offeror for a Reimbursement Payment shall be:

31.3.1.	notified in writing to Trintech no later than 30 days following:

(1)	in the case of Clause 1.2.1, the Offeror becoming aware of the Event or;

(2)	in the case of Clause 1.2.2, the Offeror becoming aware that such Competing Offer has become effective; and

31.3.2.	accompanied and / or promptly followed by written invoices or written documentation supporting the request for a Reimbursement Payment; and

31.3.3.	subject to satisfactory compliance with Clause 1.3.2, satisfied in full by payment in full by Trintech to the Offeror in cleared, immediately available funds within 21 calendar days following such receipt of such invoices or documentation.

31.4.	Notices under this Agreement shall be served as provided in the Transaction Agreement.

31.5.	For the avoidance of doubt where used in this Agreement in the context of the Scheme:

(1)	the term “lapse” shall mean any of the Conditions becoming incapable of satisfaction and “lapsing” shall be construed accordingly;

(2)	the term “withdraw” shall include (i) an application to Court to adjourn Court proceedings on the Scheme generally without a return date and (ii) an adjournment of any shareholders’ meeting generally without an adjourned date and “withdrawal” shall be construed accordingly.

32.	General

32.1.	The invalidity, illegality or unenforceability of a provision of this Agreement does not affect or impair the continuance in force of the remainder of this Agreement.

32.2.	This Agreement shall be construed in accordance with and governed by the laws of Ireland. The parties submit to the exclusive jurisdiction of the Irish Courts in relation to any disputes arising out of this Agreement.

32.3.	This Agreement may be executed by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but the counterparts shall together constitute one and the same instrument.

32.4.	Each party hereto represents and warrants to the other that, assuming due authorisation, execution and delivery by the other party hereto, this Agreement constitutes the valid and binding obligations of that party.

32.5.	Each party hereto confirms and agrees that no provision of the Transaction Agreement shall supersede, vary or otherwise amend the provisions of this Agreement.

33.	Definitions

33.1.	In this Agreement (including in the Recitals), the following expressions shall have the following meaning:

Acquisition means the proposed acquisition by the Offeror of Trintech by means of the Scheme, to be described in, and on the terms and conditions of, the Rule 2.5 Announcement;

Act means the Irish Takeover Panel Act 1997 (as amended);

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Acting in Concert means shall have the meaning given to that term in the Act;

Associate means shall have the meaning given to that term in the Rules;

Board means the board of directors of Trintech (or, where a director is considered not to be independent for the purposes of Rule 3 or if restricted from voting on the Scheme or a Competing Offer at a meeting of the Board pursuant to the Articles of Association of Trintech, a duly constituted and authorised committee thereof consisting of all other directors);

Business Day means any day, other than a Saturday, Sunday or public holiday in Ireland or the State of New York;

Offeror’s Group means the Offeror and any bodies corporate which are Holding Companies of the Offeror or Subsidiaries or subsidiary undertakings, in each of the Offeror or of any Holding Company of the Offeror;

Competing Offer means any one or more offers by or on behalf of a party other than the Offeror (or an Associate of the Offeror or a person Acting in Concert with the Offeror) which is publicly disclosed and which, if completed, would result in the Competing Party (whether alone or with its Associates and concert parties) holding or controlling:

(i)	more than 50% of the voting and other equity securities of Trintech (whether in Trintech Shares, Trintech ADRs or Trintech ADSs); or

(ii)	all or substantially all the assets of Trintech;

Competing Party means a person other than the Offeror (or an Associate of the Offeror or a person Acting in Concert with the Offeror) who alone or with or through others announces a Competing Offer prior to the withdrawal or lapse of the Scheme;

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Conditions means the conditions to the Scheme and the Acquisition set out in Appendix I to the Rule 2.5 Announcement, and Condition means any one of the Conditions;

Court Meeting means the meeting or meetings of the Trintech Shareholders (and any adjournment thereof) convened by order of the High Court pursuant to Section 201 of the Companies Act 1963 to consider and, if thought fit, approve the Scheme (with or without amendment);

Definitive Bid means a definitive bid in writing to the Board from the Offeror of at least US$6.50 per Trintech ADS (or US$3.25 per Trintech Share) for the entire issued and to be issued share capital of Trintech prior to 5pm Eastern Standard Time to be received on October 14, 2010 (or such later time as the parties may in writing agree);

Event means any one or more of the events described in Clause 1.2;

Holding Company shall have the meaning given to it in the Transaction Agreement;

Offer Period shall have the meaning given to it in the Rules;

Reimbursement Payment(s) means the payment(s) provided for in Clause 1.1;

Rule 2.5 Announcement means the announcement of the same date as this Agreement to be made by the Offeror and Trintech in respect of the Definitive Bid pursuant to Rule 2.5 of the Rules substantially in the form annexed hereto;

Rules means the Irish Takeover Panel Act, 1997, Takeover Rules, 2007, as amended;

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Scheme means the proposed scheme of arrangement under Section 201 of the Companies Act 1963 and the capital reduction under Sections 72 and 74 of the Companies Act 1963 to effect the Acquisition, including any revision thereof;

Subsidiary shall have the meaning given to it in the Transaction Agreement;

subsidiary undertaking shall have the meaning given to it in the Transaction Agreement;

Transaction Agreement means the transaction agreement to be entered into between the Offeror and Trintech;

Trintech ADRs means American Depositary Receipts evidencing Trintech ADSs;

Trintech ADSs means American Depositary Shares each representing two Trintech Shares and evidenced by Trintech ADRs;

Trintech Shareholders means the holders of Trintech Shares; and

Trintech Shares means the ordinary shares of $0.0027 each in the capital of Trintech;

33.2.	In this Agreement, the expression “offer” shall include an offer, scheme of arrangement, contract, merger, redemption, share swap, re-capitalisation or other transaction of any nature whatsoever made by or on behalf of a party (other than the Offeror or any party Acting in Concert with the Offeror) which, if completed, would result in such third party or its Associates holding more than 50% of:

33.2.1.	the voting and other equity securities of Trintech; or

33.2.2.	all or substantially all the assets of Trintech.

33.3.	In this Agreement:

33.3.1.	reference to the word “person” is deemed to include references to natural persons, firms, partnerships, companies, corporations, associations, bodies corporate, trusts and investment funds (in each case whether or not having a separate legal personality);

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33.3.2.	reference to the word “writing” is deemed to include reference to electronic communications such as fax and email.

33.4.	In this Agreement, references to time are to Irish times unless otherwise specified.

IN WITNESS whereof the parties have executed these presents the day and year above written.

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SIGNED on behalf of the CERASUS LIMITED by its authorised signatory in the presence of:	/s/ Chris Mitchell
Authorised Signatory (Signature)

Chris Mitchell
Print name
Witness (Signature)

Print name

Print address

SIGNED
on behalf of TRINTECH GROUP PLC by its authorised signatory in the presence of:	/s/ Cyril McGuire
Authorised Signatory (Signature)

Cyril McGuire
Print name
Witness (Signature)

Print name

Print address

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Annex

Rule 2.5 Announcement

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Exhibit 99.9

To	CERASUS II LIMITED (Company Number 490172) (the Offeror)

5th Floor

75 St. Stephen’s Green

Dublin 2

Ireland

From:

15 October 2010

Dear Sirs,

34.	In this Deed, unless the context otherwise requires:

Acquisition means the proposed acquisition (whether by way of the Scheme or the Takeover Offer) by, or on behalf of, the Offeror of the whole of the issued and to be issued share capital of the Company (other than that already owned by the Offeror and those persons acting in concert with it), on the terms and conditions (including price) referred to in the Draft Press Announcement, or on such other terms as may be agreed between the Offeror and the Company or as may be required to comply with the requirements of any relevant authority, including the Panel;

Act means the Companies Act, 1963, as amended;

Associate has the meaning given to it in the Takeover Rules;

Business Day means a day, other than a Saturday, Sunday or public holiday, on which banks generally are open for business in Dublin and the State of New York;

Committed Shares means the Trintech Shares specified in paragraphs 1 and 3 of the Schedule attached hereto (the Schedule) (including, for the avoidance of doubt, any other shares in the capital of the Company issued after the date hereof and attributable to or derived from such shares including any Trintech ADS representing such shares and any other shares in the capital of the Company of which I may hereafter become the beneficial owner;

Company means Trintech Group plc;

Court means the High Court of Ireland;

Court Meeting means the meeting or meetings of the Company’s shareholders (and any adjournment thereof) convened by order of the Court pursuant to Section 201 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment);

Definitive Bid means a definitive bid in writing to the board of directors of the Company from the Offeror of at least US$6.60 per Trintech ADS (or US$3.30 per Trintech Share) for the entire issued and to be issued share capital of the Company;

Draft Press Announcement means the draft press announcement attached to this Deed to be issued pursuant to Rule 2.5 of the Takeover Rules;

Non-Participating Third Party means any third party other than a party (including its Associates) that: (i) has executed a non-disclosure agreement with the Company and, (ii) has received non-public information from the Company, and (iii) has submitted a bid letter, indication of interest letter or some such similar document at any time on or prior to the date of this Agreement, in each case, in connection with a proposed acquisition of some or all of the issued share capital of the Company;

Offer Document means, if following the date of this Deed, the Acquisition is to be implemented by way of the Takeover Offer, the document to be issued by the Offeror (or such other entity as it may elect) to amongst others, the holders of Trintech Shares and Trintech ADS containing, amongst other things, details of the Takeover Offer;

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Option Schemes means each of the Trintech Group plc Share Option Plan 2007, the Trintech Group plc Share Option Plan for Directors and Consultants 2007, the Trintech Group Limited Share Option 1997 Scheme, the Trintech Group plc Directors and Consultants Share Option 1998 Scheme and the Trintech Group plc 2009 Employee Share Purchase Plan for US employees;

Panel means The Irish Takeover Panel;

Scheme means the implementation of the Acquisition by means of a scheme of arrangement of the Company under section 201 of the Act;

Scheme Document means the document to be issued by the Company to, amongst others, holders of Trintech Shares and Trintech ADS containing, amongst other things, details of the Scheme;

subsidiary has the meaning given to such term by section 155 of the Companies Act, 1963;

Takeover Offer means the implementation of the Acquisition by means of a takeover offer pursuant to section 204 of the Act;

Takeover Rules means The Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended);

Transaction Agreement means the Transaction Agreement entered into between the Offeror and the Company in respect of the implementation of the Acquisition;

Trintech ADS means American Depositary Shares of Trintech listed on NASDAQ each representing two Trintech Shares; and

Trintech Shares means ordinary shares of US$0.0027 each in the capital of Trintech.

35.	I, the undersigned, hereby irrevocably and unconditionally warrant, undertake and agree with you, on the terms of this Deed, that:

35.1.	I am the legal and beneficial owner of the Committed Shares and have, and will continue to have, all relevant authority to vote the Committed Shares in favour of the Scheme, and there are no other Trintech ADS’s or Trintech Shares owned or controlled by me alone.

35.2.	If the Acquisition is implemented by way of a Scheme, subject to clause 8, I will (or to the extent that I am not the registered holder of the relevant shares will procure that the registered holder of such shares will):

35.2.1.	in person or by proxy exercise all voting rights attaching to the Committed Shares to vote in favour of all resolutions to approve the Scheme and any related matters (the Resolutions), proposed at the Court Meeting and at any general or class meeting (the Shareholders' Meeting) of the Company to be convened and held in connection with the Scheme, or at any adjournment of any such meeting;

35.2.2.	after the posting of the Scheme Document (and without prejudice to my right to attend and vote in person at the Shareholders' Meeting and the Court Meeting), return the signed forms of proxy enclosed with the Scheme Document (completed and signed and voting in favour of the Resolutions) in accordance with the instructions printed on these forms of proxy, as soon as possible and in any event within five Business Days after the posting of the Scheme Document;

35.3.	If, for any reason, the Offeror, with the consent of the Panel, switches the Acquisition from a Scheme to a Takeover Offer, not later than the first closing of the Takeover Offer, as set down in the Offer Document (or as soon as reasonably practicable after I become the holder of the Committed Shares), subject to clause 8, I will accept the Takeover Offer in accordance with its terms in respect of all of the Committed Shares and procure the delivery of a duly completed form of acceptance, together with the share certificate(s) and/or other documents(s) of title and/or evidence of authority in accordance with the terms of the Takeover Offer, in accordance with the procedures set out in the Offer Document;

35.4.	Neither the whole nor any part of my interest in the Committed Shares is subject to any charge, option, lien, equity, encumbrance or restriction or other third party right whatsoever or howsoever arising;

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35.5.	Subject to clause 8, unless and until the Offer (whether implemented by way of a Scheme or Takeover Offer) lapses or is withdrawn I shall not:

35.5.1.	except pursuant to the Acquisition (whether implemented by way of a Scheme or Takeover Offer) or pursuant to any transfer to any person connected with me (as that term is defined by section 26 of the Companies Act 1990), sell, transfer, charge, encumber, grant any option over or otherwise dispose of or permit the sale, transfer, charging or other disposition or the creation or grant of any other encumbrance or option over all or any of the Committed Shares or any interest in all or any thereof;

35.5.2.	directly or indirectly solicit or accept or agree to accept any other offer in respect of all or any of the Committed Shares whether conditional or unconditional (by whatever means the same is to be implemented);

35.5.3.	enter into any deed or arrangement with any person whether conditional or unconditional to do all or any of the acts referred to in clauses 2.5.1 to 2.5.2; nor

35.5.4.	enter into any deed or arrangement with any person whether conditional or unconditional which would restrict the disposal of any of the Committed Shares to the Offeror.

36.	I am also beneficially entitled under the Option Schemes to subscribe for the number of shares in the capital of the Company specified in the Schedule, and upon the allotment of any such shares I shall immediately take the action set out in clause 2.2 or 2.3 (as the case may be) in relation to those shares, which will be treated as Committed Shares for the purposes of this Deed.

37.	Subject to clause 8, I further hereby undertake (but subject to such undertaking not being inconsistent with my fiduciary duties as a director of the Company) that:

37.1.	If the Acquisition is implemented by way of a Scheme, I shall recommend to all of the holders of Trintech Shares and holders of Trintech ADS that they should vote in favour of the Scheme and the Resolutions.

37.2.	If the Acquisition is implemented by way of a Takeover Offer, I shall recommend to all of the holders of Trintech Shares and holders of Trintech ADS that they accept the Takeover Offer.

37.3.	If the Acquisition is implemented by way of a Scheme, I shall join in the making of a recommendation to be contained in a letter to the holders of Trintech Shares and holders of Trintech ADS recommending them to vote in favour of the Scheme and the Resolutions which shall be included in the Scheme Document.

37.4.	If the Acquisition is implemented by way of a Takeover Offer, I shall join in the making of a recommendation to be contained in a letter to the shareholders of the Company recommending them to accept the Takeover Offer which shall be included in the Offer Document.

37.5.	I shall on the Scheme becoming effective in accordance with its terms (or upon completion of the Takeover Offer, as the case may be), join with the other directors of the Company in appointing any persons nominated by the Offeror to be directors of the Company (and its subsidiaries) and in approving alternate directors nominated by such newly appointed directors.

37.6.	I shall exercise my powers as a director of the Company to procure that the Company has all necessary information and facilities as may be necessary for the preparation and despatch of the Scheme Document (or Offer Document, as the case may be), and other documentation (including, for the avoidance of doubt, press announcements) in connection with the Scheme (or Takeover Offer, as the case may be), all information required in connection with the Scheme (or the Takeover Offer, as the case may be) for the purposes of the Takeover Rules and for the purpose of compliance with the relevant requirements of the Court.

37.7.	I shall take no action nor make any statement which is or may reasonably be expected to be prejudicial to the successful outcome of the Scheme (or the Takeover Offer, as the case may be).

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37.8.	I shall use my reasonable endeavours to convene (or participate in convening) such meetings of directors or members of the Company or any class thereof (if so requested by the Offeror acting reasonably) as may be necessary to pass such resolutions as may be necessary to enable the Scheme (or the Takeover Offer, as the case may be) to be implemented.

37.9.	Save as may be required by the Scheme (or the Takeover Offer, as the case may be) or as may be required by the terms of the Option Schemes, I shall use my reasonable endeavours so far as I am reasonably able to procure that the Company shall not allot (except to the extent previously agreed in writing with me by the Offeror) or grant options over any shares in the capital of the Company nor issue any debt or other securities convertible into shares in the capital of the Company or agree to do any of the foregoing.

38.	I recognise and acknowledge that if I should fail to vote in favour of the Scheme and the Resolutions (if the Acquisition is implemented by way of a Scheme) or fail to accept the Takeover Offer (if the Acquisition is implemented by way of a Takeover Offer), in each case in accordance with my obligations above or should otherwise be in breach of any of my obligations under this Deed, damages in the form of a liquidated sum would not be an adequate remedy and that an order for specific performance would be the only adequate remedy for such failure or breach.

39.	I consent to the issue of a press announcement incorporating references to me and to this Deed substantially in the terms of the Draft Press Announcement. I understand and agree that in accordance with Rule 24.3 of the Takeover Rules that particulars of this undertaking may be contained in the Scheme Document (or the Offer Document, as the case may be) and that this undertaking will be available for inspection prior to and for the duration of the Shareholders’ Meeting and the Court Meeting.

40.	I understand that the Takeover Rules require my interests in and dealings in securities in the Company and the Offeror in the past twelve months to be disclosed in the Scheme Document (or the Offer Document, as the case may be) and that, if the Draft Press Announcement is issued, this Deed will be made available for public inspection during the offer period (as defined in the Takeover Rules) and that particulars of it will be contained in the Scheme Document (or the Offer Document, as the case may be), and I warrant that the details of all my interests in and dealings in securities of the Company (including the grant and exercise of options and the Offeror in the twelve months prior to the date hereof contained in the Schedule) are true and accurate and that my interests are correctly described and the registered holders of the securities to which they relate as set out in the Schedule are true and accurate in all respects and that I am not acting in concert with any person for the purposes of Rule 9.1 of the Takeover Rules disregarding for this purpose any person giving an irrevocable undertaking to accept the Offer.

41.	This Deed will cease to have any effect whatsoever:

41.1.	if the Draft Press Announcement is not released by 1700 (Eastern Standard Time) on 15 October 2010 or such later time or date as the Offeror and the Company may in writing agree or the Scheme Document (or the Offer Document, as the case may be) is not posted within the timeframe required by the Takeover Rules or such later time or date as the Offeror and the Company may in writing agree with Panel consent (if required);

41.2.	if prior to 1700 (Eastern Standard Time) on 15 October 2010 an announcement is made pursuant to Rule 2.5 of the Takeover Rules in respect of an offer (which may be effected by a takeover offer or a scheme of arrangement) made by any third party for the entire issued and to be issued share capital of the Company (other than shares already held by such third party or its associates on the date such competing offer is made), and pursuant to the terms of such competing offer, I shall be entitled to receive or elect to receive consideration exceeding the consideration per Committed Share contained in the Definitive Bid (being at least US$6.60 per Trintech ADS);

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41.3.	if at any time an announcement is made pursuant to Rule 2.5 of the Takeover Rules in respect of an offer (which may be effected by a takeover offer or a scheme of arrangement) made by a Non-Participating Third Party for the entire issued and to be issued share capital of the Company (other than shares already held by such Non-Participating Third Party or its associates on the date such competing offer is made) on or before the Court Meeting and pursuant to the terms of such Non-Participating Third Party competing offer, I shall be entitled to receive or elect to receive consideration exceeding the consideration per Committed Share contained in the Definitive Bid (being at least US$6.60 per Trintech ADS) and the Offeror does not make a definitive revised offer to the Company within 96 hours of such announcement which would provide equal or superior financial value to the holders of Trintech Shares and Trintech ADS in comparison to the Non-Participating Third Party competing offer;

41.4.	if the Scheme is not implemented or lapses or is withdrawn or the Takeover Offer lapses or is withdrawn and no new, revised or replacement Scheme or Takeover Offer at a price per Trintech ADS equal to or higher than the price per Trintech ADS contained in the Definitive Bid is announced by the Offeror in accordance with the Takeover Rules at the same time or within 96 hours of the lapse or withdrawal;

41.5.	if the Offeror announces, with the consent of any relevant authority (if required) and before the Scheme Document (or Offer Document, as the case may be) is posted, that it does not intend to proceed with the Scheme (or Takeover Offer, as the case may be) and no new, revised or replacement Scheme (or Takeover Offer, as the case may be) at a price per Trintech ADS equal to or higher than the price per Trintech ADS contained in the Definitive Bid is announced by the Offeror in accordance with the Takeover Rules at the same time or within 96 hours of the initial announcement;

41.6.	if the Resolutions are not passed at the Shareholders’ Meeting or the Court Meeting, in circumstances where (i) the Company has complied in all material respects with its obligations pursuant to the Transaction Agreement and (ii) I have complied in all material respects with the terms of this Deed.

42.	I hereby acknowledge that I have not entered into this Deed relying on any statement or representation, whether or not made by the Offeror (or any of its respective directors, officers, employees or agents) and that nothing in this Deed obliges the Offeror to despatch the Scheme Document (or Offer Document, as the case may be) in the event that it is not required to do so under the Takeover Rules or the Transaction Agreement.

43.	Any time, date or period mentioned in this Deed may be extended by agreement between the parties but as regards any time, date or period originally fixed or so extended, time shall be of the essence.

44.	The Offeror may assign all rights and obligations under this Deed to any other company under the same ultimate ownership as the Offeror with my consent, which consent will not be unreasonably withheld.

45.	I agree that this Deed will be governed by and construed in accordance with Irish law and that the Irish courts are to have non-exclusive jurisdiction for all purposes in connection herewith.

IN WITNESS whereof this undertaking has been entered into as a Deed the day and year first herein written.

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SCHEDULE

Holdings of, and dealings in, Company securities

46.	Holdings

If held as American Depositary Receipts, please provide details.

No. of ordinary shares in the capital of the Company	Registered owner (name)	Beneficial owner (name)

47.	Dealings since 14 October 2009 in Company securities

Date	Nature of transaction	Number of securities	Price

48.	Options

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SIGNED AND DELIVERED as a Deed	/s/ Cyril McGuire

by [NAME OF INDIVIDUAL] in the presence of:
Signature

Signature of Witness

Occupation of Witness

Address of Witness

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